SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2012

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):        )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):        )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- .)

EXHIBITS

Exhibit Number		Page Number

1.1	Announcement of Major Transaction and Connected Transaction in respect of the Acquisition of Certain CDMA Network Assets and Associated Liabilities, dated August 22, 2012	A-1

1.2	Announcement of Interim Results for the Six Months ended June 30, 2012, dated August 22, 2012	B-1

1.3	Announcement of Renewal of Continuing Connected Transactions and Revision for 2012 Caps, dated August 22, 2012	C-1

1.4	Announcement of Resignation and Proposed Appointment of Non-executive Directors, dated August 22, 2012	D-1

1.5	Announcement of Resignation and Proposed Appointment of Supervisors, dated August 22, 2012	E-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate the acquired business or assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

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These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•	any changes in the regulations or policies of the Ministry of Industry and Information Technology, or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

•	tariff policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	effects of our restructuring and integration following the completion of our acquisition of the Code Division Multiple Access technology, or CDMA, telecommunications business in 2008;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry as a result of the issuance of the third generation mobile telecommunications, or 3G, licenses by the MIIT;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business; and

•

changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: August 23, 2012	By:	/s/ Wang Xiaochu
Name: Wang Xiaochu
Title: Chairman and Chief Executive Officer

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Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

MAJOR TRANSACTION AND CONNECTED TRANSACTION IN RESPECT OF THE ACQUISITION OF CERTAIN CDMA NETWORK ASSETS AND ASSOCIATED LIABILITIES

Financial Adviser to China Telecom Corporation Limited

THE ACQUISITION

The Board is pleased to announce that on 22 August 2012, the Company and China Telecommunications Corporation entered into the Acquisition Agreement, pursuant to which the Company has agreed to purchase, and China Telecommunications Corporation has agreed to sell, certain assets and associated liabilities relating to the CDMA Network (comprising the Acquisition Target) held by China Telecommunications Corporation through the Network Branches located in 30 provinces, municipalities and autonomous regions in the PRC (which do not include Xizang Autonomous Region).

The Initial Consideration for the Acquisition is RMB84,595,410,000 (equivalent to approximately HK$103,671 million), and is subject to the Price Adjustment in accordance with the mechanism described in the Acquisition Agreement to arrive at the Final Consideration. The Final Consideration will be payable in cash by the Company to China Telecommunications Corporation after all the conditions precedent for completion as set out in the Acquisition Agreement have been fulfilled or otherwise waived by both parties as follows: (i) RMB25,500 million (equivalent to HK$31,250 million) will be payable within five Business Days of the Completion Date and (ii) the balance of the Final Consideration will be payable on or before the fifth anniversary of the Completion Date.

The Acquisition Agreement will become effective when certain conditions are fulfilled, including all required regulatory approvals and consents in connection with the Acquisition and the approval for the Acquisition by the Independent Shareholders of the Company having been obtained. Completion of the Acquisition is conditional upon the fulfilment of the conditions precedent as set out in the Acquisition Agreement, including the Acquisition Agreement having become effective. If any of the conditions precedent is not fulfilled on or before 31 December 2012, both parties shall, if practicable, agree in writing to either postpone the date on which the relevant conditions precedent are to be fulfilled or waive the relevant conditions precedent and proceed to completion as if all conditions precedent have been fulfilled.

A further announcement will be made by the Company when the conditions precedent to the completion of the Acquisition have been fulfilled or waived (as the case may be).

NEW CONTINUING CONNECTED TRANSACTIONS

Following the completion of the Acquisition, the Company will lease certain CDMA Network facilities, properties and land use rights which will not form part of the Assets of the Acquisition Target from China Telecommunications Corporation and/or its associates to maintain continuity in the business operations of the Company and the provision of the CDMA Service by the Company. Accordingly, the Company entered into the New Continuing Connected Transactions with China Telecommunications Corporation and/or its associates on 22 August 2012 and the relevant agreements will become effective on the day immediately after the Completion Date.

LISTING RULES IMPLICATIONS

As certain applicable percentage ratios in respect of the Acquisition represent more than 25% but less than 100% for the Company, the Acquisition constitutes a major transaction for the Company under Chapter 14 of the Listing Rules and is subject to the approval of the Shareholders.

As China Telecommunications Corporation is the controlling shareholder of the Company, China Telecommunications Corporation is a connected person of the Company. The Acquisition also constitutes a connected transaction under Chapter 14A of the Listing Rules.

As the Acquisition constitutes a major and connected transaction for the Company under Chapters 14 and 14A of the Listing Rules, it is subject to the reporting, announcement and independent shareholders’ approval requirements. As China Telecommunications Corporation is a connected person of the Company and is regarded as having a material interest in the Acquisition, it and its associates will abstain from voting on the resolutions relating to the Acquisition at the EGM.

As each applicable percentage ratio (other than the profits ratio) under the Listing Rules for each of the New Continuing Connected Transactions is less than 0.1%, such transactions are regarded as continuing connected transactions exempt from the reporting, announcement, annual review and independent shareholders’ approval requirements under Rule 14A.33 of the Listing Rules.

DESPATCH OF CIRCULAR

A circular containing, among other things, further particulars of: (i) the Acquisition; (ii) information on the New Continuing Connected Transactions; (iii) details of the renewal of certain existing continuing connected transactions; (iv) a letter from the Independent Board Committee containing its recommendations to the Independent Shareholders; (v) a letter from the Independent Financial Adviser containing its advice to the Independent Board Committee and the Independent Shareholders; (vi) a summary of the property valuation report and a letter from the Property Valuer; and (vii) the notice of the EGM to consider and, if thought fit, to approve the resolutions relating to, among other things, the Acquisition Agreement and renewal of certain existing continuing connected transactions, will be despatched to the Shareholders of the Company on or before 31 August 2012.

WARNING: As completion of the Acquisition is subject to the fulfilment of certain conditions precedent, the issue of this announcement should not be regarded in any way as implying that the Acquisition will be completed. Therefore, the Shareholders, the holders of ADSs and investors in general should exercise caution when dealing in the H Shares or the ADSs of the Company.

THE ACQUISITION

The Board is pleased to announce that on 22 August 2012, the Company and China Telecommunications Corporation entered into the Acquisition Agreement, pursuant to which the Company has agreed to purchase, and China Telecommunications Corporation has agreed to sell, certain assets and associated liabilities relating to the CDMA Network (comprising the Acquisition Target) held by China Telecommunications Corporation through the Network Branches located in 30 provinces, municipalities and autonomous regions in the PRC (which do not include Xizang Autonomous Region).

At present, pursuant to the Telecom CDMA Lease, China Telecommunications Corporation has agreed to lease the Capacity on the CDMA Network to the Company and the Company has the exclusive right to use and operate the CDMA Network to provide the CDMA Service in the Listed Service Areas during the term of the Telecom CDMA Lease. The lease fee for the Capacity under the CDMA Network is currently 28% of the audited CDMA Service Revenue. To facilitate the arrangement under the Telecom CDMA Lease, China Telecommunications Corporation has set up certain network branches in the Listed Services Areas to procure and construct the CDMA Network and hold the relevant CDMA Network assets, including the Acquisition Target.

China Telecommunications Corporation has granted to the Company an option to purchase the CDMA Network (the “Purchase Option”) under the Telecom CDMA Lease. The Purchase Option may be exercised, at the discretion of the Company, at any time during the term of the Telecom CDMA Lease or within one year after the expiry of the Telecom CDMA Lease. No premium has been paid or will be payable by the Company for the grant of the Purchase Option. The Telecom CDMA Lease will expire on 31 December 2012.

For the reasons set out in the paragraph headed “Reasons for and Benefits of the Acquisition” below, the Company has proposed to acquire the Acquisition Target from China Telecommunications Corporation pursuant to the terms and conditions set out in the Acquisition Agreement, details of which are set out below.

THE ACQUISITION AGREEMENT

Date:	22 August 2012

Parties:	(1) the Company, as purchaser; and

(2) China Telecommunications Corporation, as vendor.

Acquisition Target to be Acquired

The Acquisition Target comprises the following assets and associated liabilities relating to the CDMA Network:

(1)	the Assets, including certain assets of China Telecommunications Corporation held by the Network Branches, including but not limited to the Properties and other auxiliary facilities, general facilities, line equipment, wired transmission equipment, wireless transmission equipment, switching equipment, digital communication equipment, corporate information system equipment, emergency communication equipment, mobile communication equipment and power supply equipment, software copyrights and patented technologies, together with contracts, agreements and operating records, documents and files related to these assets, except any assets in the Retained Assets and Liabilities; and

(2)	the Associated Liabilities, including liabilities of China Telecommunications Corporation assumed by the Network Branches to be transferred in association with the transfer of the Assets, and relevant contracts, agreements, records, documents and files related to these liabilities, except any liabilities in the Retained Assets and Liabilities.

Consideration

The Initial Consideration for the Acquisition is RMB84,595,410,000 (equivalent to approximately HK$103,671 million), and is subject to the Price Adjustment in accordance with the mechanism described in the Acquisition Agreement to arrive at the Final Consideration.

The Initial Consideration and the mechanism for the Price Adjustment were arrived at after arm’s length negotiations between the Company and China Telecommunications Corporation and are on normal commercial terms, with reference to various factors including, but not limited to, a valuation range determined on the basis of a number of generally accepted industry valuation methodologies and conventions, the appraised value of the Assets (based on a report commissioned by China Telecommunications Corporation and produced by an independent appraiser), the specific and unique characteristics of the Assets, the prevailing business conditions and growth prospects of the CDMA Service provided by the Company, standard commercial terms, and other considerations such as that arising during the normal course of negotiations.

The Initial Consideration, which will be adjusted by the Price Adjustment as specified in the Acquisition Agreement to reflect the change in the value of the Acquisition Target during the Relevant Period, will form the Final Consideration payable by the Company to China Telecommunications Corporation for the Acquisition. A mutually recognised auditor will be appointed to conduct an audit on the financial information of the Acquisition Target within a reasonable period of time after the Completion Date. The Price Adjustment will be based on the change of the carrying amount, which will primarily be driven by the capital expenditure, the depreciation and the changes in the liabilities in relation to the Acquisition Target during the Relevant Period. The amount of the Price Adjustment will not be more than RMB3,000 million (equivalent to approximately HK$3,676 million). The Final Consideration will not be more than RMB87,595,410,000 (equivalent to approximately HK$107,347 million).

The Final Consideration will be payable in cash by the Company to China Telecommunications Corporation as follows: (i) RMB25,500 million (equivalent to HK$31,250 million) will be payable within five Business Days of the Completion Date and (ii) the balance of the Final Consideration (the “Deferred Payment”) will be payable on or before the fifth anniversary of the Completion Date after all the conditions precedent set out below have been fulfilled or otherwise waived by both parties. The payment will be funded from the Company’s internal resources and relevant debt financing sources.

The Company may, from time to time, prepay all or part of the Deferred Payment at any time after the Completion Date without penalty until the fifth anniversary of the Completion Date. The Company will pay interest on the outstanding amount of the Deferred Payment to China Telecommunications Corporation at half-yearly intervals and the interest will accrue from the day following the Completion Date. The interest rate will be set at a 5 basis points premium to the yield of the 5-year super AAA rated Medium Term Notes most recently published by the National Association of Financial Market Institutional Investors before the Completion Date and will be adjusted once a year in accordance with the last yield of the 5-year super AAA rated Medium Term Notes published by the National Association of Financial Market Institutional Investors at the end of each year. For the Shareholders’ reference, the yield of 5-year super AAA rated Medium Term Notes published by the National Association of Financial Market Institutional Investors on 20 August 2012 was 4.35%.

In the event any amount payable by the Company under the Acquisition Agreement is not paid when due, the Company will be required to pay the liquidated damages on such amount at a daily rate of 0.03% of the arrears from the day following the applicable due date to the date that such amount has actually been paid in full.

The Acquisition Agreement Becoming Effective

The Acquisition Agreement will become effective when all of the following conditions are fulfilled:

(i)	the Acquisition Agreement having been executed by the legal representative of each party or their respective authorised representatives with official company seals of both parties affixed to the Acquisition Agreement;

(ii)	the Acquisition having been approved by China Telecommunications Corporation;

(iii)	the Acquisition having been approved by the Board, the Independent Board Committee and the Independent Shareholders of the Company; and

(iv)	all required approvals, consents, authorisations and filings in connection with the Acquisition from the relevant government and regulatory authorities in the PRC, which shall include but not limited to the approval from the SASAC, having been obtained.

Conditions Precedent to Completion

The completion of the Acquisition is conditional upon the fulfilment of the following conditions:

(i)	the Acquisition Agreement having become effective;

(ii)	each of the representations and warranties made by China Telecommunications Corporation at the date of the Acquisition Agreement remaining true, accurate and complete and none of them being misleading or false or containing any material omission in all material aspects;

(iii)	all undertakings, obligations and conditions that should be performed or observed by China Telecommunications Corporation before the Completion Date as provided in the Acquisition Agreement having been duly performed and observed by China Telecommunications Corporation;

(iv)	no event having occurred which has or will have any material adverse impact on the condition of the Acquisition Target; and

(v)	China Telecommunications Corporation having performed all necessary procedures for the completion of the Acquisition required by applicable laws and/or binding agreements and documents in relation to the Acquisition, including but not limited to the procedures of announcing to/notifying creditors or obtaining consent from creditors and obtaining written consent from third parties if any of the Assets are subject to any third party rights or restrictions on such rights have been released.

Both parties shall use their reasonable endeavours to fulfil all conditions precedent as soon as practicable and in any event not later than 31 December 2012. If any of the above conditions precedent are not fulfilled on or before 31 December 2012, both parties shall, if practicable, agree in writing to either postpone the date on which the relevant conditions precedent are to be fulfilled or waive the relevant conditions precedent (save for condition (i) which cannot be waived) and proceed to completion as if all conditions precedent have been fulfilled.

As at the date of this announcement, none of the conditions referred above have been fulfilled, and neither the Company nor China Telecommunications Corporation has any intention to waive any of the conditions. A further announcement will be made by the Company when all of the conditions precedent to the completion of the Acquisition have been fulfilled or waived (as the case may be).

Arrangements during the Relevant Period

During the Relevant Period, both parties agree that the Network Branches will continue to procure and construct the CDMA Network in the ordinary course in accordance with the construction plan for network capacity expansion with the consent of the Company as required under the Telecom CDMA Lease, including but not limited to the investments in, and expenses to be incurred on, the CDMA Network under the construction plan for network capacity expansion to ensure the normal procurement and construction of CDMA Network.

The costs, fees, income and capital expenses incurred by the Network Branches during the Relevant Period under the aforementioned construction plan for the CDMA Network shall be settled in accordance with the terms of the Telecom CDMA Lease and other existing arrangements.

Pre-completion Period

(1)	During the Pre-completion Period, both parties agree that the Network Branches shall continue to manage the Acquisition Target in accordance with the terms of the Telecom CDMA Lease and obtain the consent of the Company in relation to material operational decisions.

(2)	China Telecommunications Corporation has undertaken to the Company that, during the Pre-completion Period, it will:

(i)	not make any significant changes to the ordinary operation and financial policies of the Network Branches and the Acquisition Target;

(ii)	ensure the normal and ordinary operation and management of the Network Branches and the Acquisition Target;

(iii)	not change the approved CDMA Network projects, plans and proposals without the prior consent of the Company;

(iv)	fulfil all necessary conditions for the identification of the Acquisition Target upon reasonable requests by the Company for the sole purpose of completion; and

(v)	notify and consult the Company in respect of any matters, to the knowledge of China Telecommunications Corporation, that will occur on or before the Completion Date that may have a material adverse effect on the Acquisition Target, or ensure that the Company will be notified and will have the chance to be consulted with.

(3)	During the Pre-completion Period, both parties shall set up their respective task groups to take all necessary and appropriate measures to complete the preparation work for the transfer of the Acquisition Target including, but not limited to, the inventory check of the Acquisition Target, the provision of a preliminary schedule of specific assets and liabilities comprising the Acquisition Target (the “Preliminary Schedule”) by China Telecommunications Corporation (which will form the basis of the final schedule of the Acquisition Target to be signed on the Completion Date (the “Final Schedule”)), and the preparation work for the novation, succession and renewal of the relevant contracts. Both parties will agree on a completion proposal during the Pre-completion Period to ensure the normal operation of relevant business and service operations and a smooth transfer of the Acquisition Target.

Completion and Relevant Arrangements

(1)	Both parties shall ensure a smooth transfer of the Acquisition Target and the normal operation of CDMA Service.

(2)	On the Completion Date, both parties shall complete the completion arrangements, including:

(i)	the delivery of the Assets;

(ii)	the delivery of the Associated Liabilities;

(iii)	the novation of the contracts;

(iv)	registration of the change of ownership in the Assets (if necessary);

(v)	the delivery of all documents and information in relation to the Acquisition Target, including but not limited to business records and operation records; and

(vi)	other matters in connection with the completion.

Both parties shall sign the Final Schedule on the Completion Date which will form the basis of the completion. A confirmation letter will also be signed between the parties on the Completion Date, setting out a specific list of matters to be handled following the Completion Date.

(3)	Both parties agree that any matters to be handled following the Completion Date shall be settled within twelve months from the Completion Date or such other date agreed by both parties. Both parties will review these matters and sign a confirmation letter and relevant agreement (if necessary) at the end of each of the sixth month and the twelfth month from the Completion Date in connection with the completion of these matters and any outstanding matters.

Representations and Warranties

Undertakings, representations and warranties of China Telecommunications Corporation

(1)	China Telecommunications Corporation has made certain representations and warranties in relation to, amongst others, its legality and qualification, information provided to the Company regarding the Acquisition Target, the operation legality of the Network Branches, the account of the Network Branches prior to the Completion Date, the conditions of the Assets, land use rights and properties to be acquired or leased by the Company, intellectual property rights, the existing contract relationships and business arrangements relating to the Acquisition Target, its compliance with tax and other laws in relation to the Acquisition Target, and litigations and investigations.

(2)	Each of the representations and warranties made by China Telecommunications Corporation under the Acquisition Agreement shall remain valid upon execution of the Acquisition Agreement and after the completion of the transfer of the Acquisition Target.

Undertakings, representations and warranties of the Company

The Company has made certain representations and warranties in relation to, amongst others, its legality and qualification, its eligibility of executing and performing the Acquisition Agreement and the payment of the Final Consideration.

INFORMATION ABOUT THE ACQUISITION TARGET

In 2008, China Telecommunications Corporation had agreed to acquire the CDMA network constructed by Unicom New Horizon Telecommunications Company Limited (previously known as Unicom New Horizon Mobile Telecommunications Company Limited) (“Unicom New Horizon”) from China United Network Telecommunications Group Co., Ltd (previously known as China United Telecommunications Corporation) and Unicom New Horizon for a consideration of RMB66.2 billion. China Telecommunications Corporation owns the CDMA Network assets through certain network branches in the Listed Service Areas in China and has been continuously investing in the CDMA Network, upgrading and expanding its network coverage and subscriber base across China since the acquisition, which is now the largest CDMA network worldwide.

Based on the information provided by China Telecommunications Corporation, the capital expenditure incurred by it in relation to the CDMA Network located in 30 provinces, municipalities and autonomous regions in the PRC (which do not include Xizang Autonomous Region) for the three years ended 31 December 2009, 2010 and 2011 and the six months ended 30 June 2012 was approximately RMB53,200 million, RMB26,800 million, RMB21,500 million and RMB7,000 million, respectively.

The Acquisition Target is comprised of a substantial part of the CDMA Network Assets and the Associated Liabilities owned by China Telecommunications Corporation through the Network Branches located in 30 provinces, municipalities and autonomous regions in the PRC (which do not include Xizang Autonomous Region). As at 31 March 2012, the total carrying amount of the Assets was approximately RMB111,206 million, in which the carrying amount of property, plant and equipment was approximately RMB93,046 million and the carrying amount of construction in progress was approximately RMB11,663 million. As at 31 March 2012, the Associated Liabilities amounted to approximately RMB30,032 million, and were all current liabilities.

The Properties in the Assets to be acquired comprise 1,907 pieces of land, 1,639 buildings and other structures located in the PRC as at 30 June 2012 and the value of the Properties was approximately RMB946 million based on the property valuation report prepared by the Property Valuer.

The Assets and the Retained Assets constituted the CDMA Network assets located in 30 provinces, municipalities and autonomous regions in the PRC and jointly generated the Capacity lease revenue for the Network Branches under the Telecom CDMA Lease. Routine repairs and maintenance expenses, water, electricity and other utilities charges have been incurred for all network assets, including the Assets and the Retained Assets, held by the Network Branches. These repairs and maintenance expenses, water, electricity and other utilities charges incurred were not specifically recorded for each individual asset by the Network Branches. It is impractical to allocate the Capacity lease revenue and such expenses to the Retained Assets except on an arbitrary basis.

The carrying amount and respective depreciation and amortisation of the Retained Assets can be quantified from the accounting records provided by China Telecommunications Corporation. As at 31 March 2012, the carrying amount of the Retained Assets was about 4% of the carrying amount of the Assets. During the three years ended 31 December 2011 and the six months ended 30 June 2012 (the “Track Record Period”), the depreciation and amortisation for each year/period accrued for the Retained Assets was less than 3% of the depreciation and amortisation in the unaudited statements of income and expenditure set out below. As part of the CDMA Network assets, the Retained Assets will be leased by the Company after the completion of the Acquisition, the unaudited statements of income and expenditure set out below have been properly compiled to present the financial performance of the Acquisition Target during the Track Record Period.

The unaudited financial information of the Acquisition Target for the Track Record Period, which are the statements of income and expenditure in relation to the Assets and the Retained Assets, is set out below and will be included in the circular to be despatched to the Shareholders. Such financial information has prepared based on the relevant information provided by China Telecommunications Corporation using the accounting policies materially consistent with those of the Company.

	For the year ended 31 December			For the six months ended
	2009	2010	2011	30 June 2012
	RMB millions	RMB millions	RMB millions	RMB millions

Operating revenues (Note 1)	8,080	12,891	18,349	11,341
Operating expenses
Depreciation and amortisation	(6,589)	(10,742)	(13,226)	(7,213)
Network maintenance and others	(7,460)	(7,174)	(8,846)	(3,586)

Operating (losses)/profit	(5,969)	(5,025)	(3,723)	542

Note 1:	the operating revenues represent the Capacity lease revenue earned from the Company under the Telecom CDMA Lease, net of the PRC business tax.

REASONS FOR AND BENEFITS OF THE ACQUISITION

The Company believes that the Acquisition has the following benefits:

(1)	it will be value enhancing for the Company and the Shareholders. As a result of the rapid expansion of the Company’s mobile service, the CDMA Service Revenue and the lease fee for the Capacity under the Telecom CDMA Lease have undergone significant growth. The future leasing fee savings as a result of the Acquisition are expected to exceed the incremental costs of owning the Assets such as depreciation, financial charges, maintenance and other costs arising from the Acquisition;

(2)	it will remove the need to renew the Telecom CDMA Lease and hence the risk of potential increases in mobile network leasing fee rate;

(3)	it will allow the Company to have a more direct control over the future investment decisions of the CDMA Network, and to further focus on network optimisation and capacity expansion to better provide the mobile services to meet the increasingly high data traffic demands of the market;

(4)	it will allow the Company to fully integrate the assets and services of the Company’s CDMA Service in a manner similar to the Company’s fixed line service, in order to improve the operating efficiency and value of the mobile business as a whole;

(5)	the resulting business synergies from (i) centralised investment planning, maintenance, procurement and financial management and (ii) more closely integrated services and product offerings to drive innovation and growth will enhance Shareholders’ value; and

(6)	it will enhance the transparency of mobile business operation and development, and is expected to significantly reduce the transaction amount of continuing connected transactions in the future.

The Company believes in order to realise the above benefits, it will need to continue to enhance its data network capabilities and operations focused on the rapid proliferation of 3G smart devices and content development. Specifically, this would involve the ongoing expansion of its CDMA subscriber base to further achieve economies of scale, in addition to providing more integrated service offerings.

NEW CONTINUING CONNECTED TRANSACTIONS

Following the completion of the Acquisition, the Company will lease certain CDMA Network facilities, properties and land use rights which will not form part of the Assets of the Acquisition Target from China Telecommunications Corporation and/or its associates to maintain continuity in the business operations of the Company and the provision of the CDMA Service by the Company. Accordingly, the Company entered into the New Continuing Connected Transactions with China Telecommunications Corporation and/or its associates on 22 August 2012 and the relevant agreements will become effective on the day immediately after the Completion Date.

Such New Continuing Connected Transactions will comprise (i) the CDMA Network Facilities Lease Framework Agreement, pursuant to which the Company will mainly lease certain CDMA Network facilities located in Xizang Autonomous Region from China Telecommunications Corporation and/or its associates, and (ii) the Land Use Right Lease Framework Agreement, pursuant to which the Company and China Telecommunications Corporation and/or its associates will mutually lease certain land use rights from each other in connection with their respective operations. Certain properties to be leased by the Company from China Telecommunications Corporation and/or its associates will be added to the leased properties governed under the existing Property Leasing Framework Agreement, the details of which are set out in the announcement of the Company dated 22 August 2012 in relation to the renewal of certain existing continuing connected transactions between the Company and China Telecommunications Corporation and/or its associates.

As each applicable percentage ratio (other than the profits ratio) under the Listing Rules for each of the New Continuing Connected Transactions is less than 0.1%, such transactions are regarded as continuing connected transactions exempt from the reporting, announcement, annual review and independent shareholders’ approval requirements under Rule 14A.33 of the Listing Rules.

RELATIONSHIP BETWEEN THE PARTIES AND LISTING RULES IMPLICATIONS

China Telecommunications Corporation is a state-owned enterprise engaged in the investment holding of companies primarily involved in the provision of telecommunications services, the provision of specialised telecommunications support services and other businesses.

As at the Latest Practicable Date, China Telecommunications Corporation holds 70.89% of the total issued share capital of the Company.

As certain applicable percentage ratios in respect of the Acquisition represent more than 25% but less than 100% for the Company, the Acquisition constitutes a major transaction for the Company under Chapter 14 of the Listing Rules and is subject to the approval of the Shareholders.

As China Telecommunications Corporation is the controlling shareholder of the Company, China Telecommunications Corporation is a connected person of the Company. The Acquisition also constitutes a connected transaction under Chapter 14A of the Listing Rules.

As the Acquisition constitutes a major and connected transaction for the Company under Chapters 14 and 14A of the Listing Rules, it is subject to the reporting, announcement and independent shareholders’ approval requirements. As China Telecommunications Corporation is a connected person of the Company and is regarded as having a material interest in the Acquisition, it and its associates will abstain from voting on the resolutions relating to the Acquisition Agreement at the EGM.

To the best of the knowledge, information and belief of the Directors, having made all reasonable enquires, no Shareholders apart from China Telecommunications Corporation and its associates will be required to abstain from voting on the resolutions to approve the Acquisition Agreement and the transactions contemplated thereunder.

BOARD OPINION

The Independent Board Committee, comprising all of the independent non-executive Directors of the Company, namely Mr. Wu Jichuan, Mr. Qin Xiao, Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura and Mr. Xu Erming, has been formed to advise the Independent Shareholders in respect of, amongst others, the Acquisition Agreement. The Company has also appointed CICC as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of, amongst others, the Acquisition Agreement.

The Board has passed resolutions to approve, amongst others, the Acquisition Agreement. Save for Mr. Wang Xiaochu and Mr. Yang Jie, who have been recently appointed as directors of China Telecommunications Corporation, and have therefore voluntarily abstained from voting on, amongst others, the relevant board resolutions in respect of the Acquisition Agreement, none of the Directors has a material interest in the transactions contemplated under the Acquisition Agreement and no Director was required to abstain from voting on the relevant board resolutions to approve the Acquisition Agreement.

The Board (excluding the members of the Independent Board Committee, the opinion of which, after taking into account of the advice from the Independent Financial Adviser, will be included in the circular to be despatched to the Shareholders) is of the view that the Acquisition Agreement and the transactions contemplated thereunder have been entered into in the ordinary and usual course of business of the Group, that they are on normal commercial terms, that the terms of the Acquisition Agreement have been determined through arm’s length negotiations between the parties, and that they, as well as the Final Consideration payable by the Company for the Acquisition, are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

THE EGM

Reference is also made to the announcement of the Company dated 22 August 2012 in relation to the renewal of the certain existing continuing connected transactions between the Company and China Telecommunications Corporation and/or its associates.

The EGM will be convened to consider and, if thought fit, to approve the Acquisition Agreement and the transactions contemplated thereunder, the renewal of certain existing continuing connected transactions and the proposed annual caps applicable thereto, and other matters. Pursuant to Rule 14A.54 of the Listing Rules, any connected person and any shareholder and its associates with a material interest in relevant connected transactions are required to abstain from voting on the relevant resolutions at the EGM. Accordingly, China Telecommunications Corporation and its associates are required to abstain from voting on above resolutions at the EGM.

A circular containing, amongst other things, further particulars of: (i) the Acquisition; (ii) information on the New Continuing Connected Transactions; (iii) details of the renewal of certain existing continuing connected transactions; (iv) a letter from the Independent Board Committee containing its recommendations to the Independent Shareholders; (v) a letter from the Independent Financial Adviser containing its advice to the Independent Board Committee and the Independent Shareholders; (vi) a summary of the property valuation report and a letter from the Property Valuer; and (vii) the notice of the EGM to consider and, if thought fit, to approve the resolutions relating to, amongst others, the Acquisition Agreement and renewal of certain existing continuing connected transactions, will be despatched to the Shareholders of the Company on or before 31 August 2012.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“Acquisition”	the acquisition of the Acquisition Target under the Acquisition Agreement

“Acquisition Agreement”	the acquisition agreement dated 22 August 2012 entered into between the Company (as purchaser) and China Telecommunications Corporation (as vendor) in relation to the Acquisition

“Acquisition Target”	the Assets and the Associated Liabilities

“ADSs”	American Depositary Shares which are issued by The Bank of New York Mellon and traded on the New York Stock Exchange, with each ADS representing 100 H Shares

“Assets”	the assets relating to the CDMA Network to be acquired by the Company as specified in the Acquisition Agreement

“associate(s)”	has the meaning ascribed thereto in the Listing Rules

“Associated Liabilities”	the liabilities to be assumed by the Company as specified in the Acquisition Agreement

“Board”	the board of Directors of the Company

“Business Day”	any day on which commercial banks in Beijing, China are open for corporate business

“Capacity”	capacity on the constructed CDMA Network required by the Company to operate the CDMA Service measured in terms of actual number of subscribers

“CDMA”	Code Division Multiple Access Technology, which is a digital transmission technology that accommodates higher throughput by using various coding sequences to mix and separate voice and data signals for wireless communication, including all upgrades to such technology from time to time

“CDMA Network”	the CDMA cellular telecommunications network owned by China Telecommunications Corporation and operated by the Company

“CDMA Service”	the service of providing, operating or marketing the provision of CDMA telecommunications business by the Company

“CDMA Service Revenue”	the service revenue generated by the Company in the course of operating its CDMA telecommunication business which shall be calculated by the total revenue from the CDMA Service under IFRS minus any upfront non-refundable revenue arising out of the CDMA Service and any revenue from sale of telecommunication products in connection with the CDMA Service

“China” or “PRC”	the People’s Republic of China (excluding, for the purposes of this announcement, Hong Kong, the Macau Special Administrative Region and Taiwan)

“China Telecommunications Corporation”	China Telecommunications Corporation ( ), a state-owned enterprise established under the laws of the PRC on 17 May 2000 and the controlling shareholder of the Company, with its principal business being the investment holding of companies primarily involved in the provision of telecommunications services in the PRC, the provision of specialised telecommunication support services and other businesses

“Company”	China Telecom Corporation Limited ( ), a joint stock limited company, listed on the main board of the Stock Exchange, incorporated in the PRC with limited liability on 10 September 2002 and whose principal business includes basic telecommunications businesses such as the provision of fixed telecommunications services and mobile telecommunications services, and value-added telecommunications businesses such as Internet connection services business and information service business

“Completion Date”	31 December 2012

“connected person”	has the meaning ascribed to it in the Listing Rules

“controlling shareholder”	has the meaning ascribed to it in the Listing Rules

“Directors”	the directors of the Company

“EGM”	the extraordinary general meeting of the Company to be convened or any adjournment thereof

“Final Consideration”	the consideration payable for the Acquisition by the Company to China Telecommunications Corporation after the Price Adjustment of the Initial Consideration in accordance with the Acquisition Agreement

“Financial Adviser” or “UBS”	UBS AG, Hong Kong Branch, acting as the financial adviser to the Company in respect of the Acquisition

“Group”	the Company, together with all of its subsidiaries

“H Shares”	the ordinary shares issued by the Company, with a Renminbi- denominated par value of RMB1.00, which are subscribed for and paid up in a currency other than Renminbi and are listed on the Stock Exchange

“HK$”	Hong Kong Dollars, the lawful currency of Hong Kong. For reference only, the amounts in Hong Kong Dollars set out in this announcement are translated from Renminbi at HK$1.00 = RMB0.816. Such translation should not be construed as representations that the amounts in one currency actually represent, or could be converted into, the amounts in another currency at the rate indicated, or at all

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Independent Board Committee”	an independent board committee, comprising all of the independent non-executive Directors of the Company, namely Mr. Wu Jichuan, Mr. Qin Xiao, Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura and Mr. Xu Erming, formed to advise the Independent Shareholders in respect of, amongst others, the Acquisition Agreement

“Independent Financial Adviser” or “CICC”	China International Capital Corporation Hong Kong Securities Limited, acting as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of, amongst others, the Acquisition Agreement

“Independent Shareholders”	shareholders of the Company other than China Telecommunications Corporation and its associates

“Initial Consideration”	the initial consideration payable for the Acquisition by the Company to China Telecommunications Corporation as agreed under the Acquisition Agreement, which is RMB84,595,410,000 (equivalent to approximately HK$103,671 million)

“Listed Service Areas”	Guangdong, Jiangsu, Zhejiang, Fujian, Liaoning, Shandong, Anhui, Hebei, Hubei, Jilin, Heilongjiang, Jiangxi, Henan, Shaanxi, Sichuan, Shanxi, Hunan, Hainan, Yunnan, Gansu, Qinghai and Guizhou provinces, and Beijing, Shanghai, Chongqing and Tianjin municipalities, and the Guangxi Zhuang, Xinjiang Uygur, and the Inner Mongolia, Ningxia Hui, and Xizang autonomous regions and other areas as may be agreed between the Company and China Telecommunications Corporation

“Listing Rules”	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Network Branches”	China Telecommunications Corporation Network Branch and other network branches set up by China Telecommunications Corporation in 30 provinces, municipalities and autonomous regions, including Guangdong, Jiangsu, Zhejiang, Fujian, Liaoning, Shandong, Anhui, Hebei, Hubei, Jilin, Heilongjiang, Jiangxi, Henan, Shaanxi, Sichuan, Shanxi, Hunan, Hainan, Yunnan, Gansu, Qinghai and Guizhou provinces, and Beijing, Shanghai, Tianjin and Chongqing municipalities, and the Guangxi Zhuang, Xinjiang Uygur, the Inner Mongolia and Ningxia Hui autonomous regions

“New Continuing Connected Transactions”	the new continuing connected transactions entered into between the Company and China Telecommunications Corporation and/or its associates arising from the Acquisition, consisting of the transactions contemplated under each of the CDMA Network Facilities Lease Framework Agreement and the Land Use Right Lease Framework Agreement

“Pre-completion Period”	the period between the date on which the Acquisition Agreement becomes effective and the Completion Date

“Price Adjustment”	the adjustment to the Initial Consideration to reflect changes in the value of the Acquisition Target during the Relevant Period as specified in the Acquisition Agreement

“Properties”	the land use rights, buildings and structures with good and valid title that are owned by China Telecommunications Corporation and which form part of the Assets under the Acquisition

“Property Leasing Framework Agreement”	the Property Leasing Framework Agreement between the Company and China Telecommunications Corporation, as amended by its supplemental agreements from time to time and as renewed on 22 August 2012 with expiration on 31 December 2015

“Property Valuer” or “CEA”	CEA Real Estate Appraisals Co., Ltd, acting as the independent valuer providing appraisal services on the evaluation of the Properties

“Relevant Period”	the period between the date following the base date for the asset appraisal (being 31 March 2012) up to (and including) the Completion Date

“Retained Assets and Liabilities”	the assets and liabilities of China Telecommunications Corporation held by the Network Branches and will be retained by China Telecommunications Corporation in accordance with the Acquisition Agreement, including (i) monetary funds of the Network Branches and (ii) properties, properties under construction and land use rights of defective title as at the base date for the asset appraisal (being 31 March 2012), and any new properties, properties under construction and land use rights obtained by the Network Branches during the Relevant Period

“RMB”	Renminbi, the lawful currency of the PRC

“SASAC”	State-owned Assets Supervision and Administration Commission of the State Council of the PRC “Shareholders” shareholders of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Telecom CDMA Lease”	the CDMA network capacity lease agreement dated 27 July 2008 signed between the Company and China Telecommunications Corporation, as amended by its supplemental agreement dated 25 August 2010 with expiration on 31 December 2012

By Order of the Board China Telecom Corporation Limited Wang Xiaochu Chairman and Chief Executive Officer

Beijing, PRC, 22 August 2012

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the Board consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Yang Jie as the president and chief operating officer, Madam Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping, Mr. Yang Xiaowei, Mr. Sun Kangmin and Mr. Ke Ruiwen as the executive vice presidents, and Mr. Wu Jichuan, Mr. Qin Xiao, Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura and Mr. Xu Erming as the independent non-executive directors.

Exhibit 1.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

ANNOUNCEMENT OF INTERIM RESULTS

FOR THE SIX MONTHS ENDED 30 JUNE 2012

HIGHLIGHTS

—	Operating revenues reached RMB138,021 million, up by 14.8%. Excluding the mobile terminals sales, operating revenues reached RMB126,580 million, up by 11.2%

—	EBITDA was RMB48,760 million, up by 0.3%, EBITDA margin was 38.5%

—	Profit attributable to equity holders of the Company was RMB8,814 million, basic earnings per share was RMB0.11

•

Total number of mobile subscribers reached 144 million, representing a net addition of 17.71 million from the end of last year, up by 14.0%, of which 3G mobile subscribers was 50.96 million, representing a net increase of 14.67 million from the end of last year, up by 40.4%

•	Total number of wireline broadband subscribers reached 83.70 million, representing a net addition of 6.89 million from the end of last year, up by 9.0%

•	Total number of access lines in service was 167 million, representing a net decrease of 2.10 million from the end of last year, down by 1.2%

CHAIRMAN’S STATEMENT

In the first half of 2012, we firmly seized the accelerating trend of social informatisation and leveraged on the valuable opportunities of proliferating mobile Internet to unwaveringly implement our development strategy of dual leadership in innovation and services. We comprehensively promoted the scale development of our three core services, mobile, broadband and informatisation applications, took thorough steps to enhance our management and focused to optimise corporate operation mechanisms. While strengthening the centralised efficient operation capabilities, the Company persistently accelerated its steps in strategic transformation and scale development to steadily enhance corporate long term competitiveness and corporate value.

Operating results

In the first half of 2012, the Company achieved record revenue growth. The operating revenues amounted to RMB138,021 million, representing an increase of 14.8% over the same period last year. Excluding the mobile terminals sales, the operating revenues were RMB126,580 million, representing an increase of 11.2% over the same period last year. The growth rate in operating revenues surpassed the industry average. With the continued optimisation of the business structure, the proportion of revenues from the growth businesses increased to 83.9%. The risk of traditional business was further alleviated with wireline voice revenue as a proportion to total revenues decreased to 16.1%. EBITDA1 was RMB48,760 million, representing an increase of 0.3% over the same period last year while EBITDA margin2 was 38.5%. The profit attributable to equity holders of the Company was RMB8,814 million, decreasing by 8.3% from the same period last year. The Company believes that the launch of the iPhone to expand the high-end market would require an appropriate increase in marketing initiatives which would create short-term pressure on profitability, however, it would enhance long-term sustainable growth and value creation for the Company. Basic earnings per share of the Company was RMB0.11. Capital expenditure was RMB25,647 million, accounted for 18.6% of the total revenues, while free cash flow3 reached RMB8,548 million.

Taking into consideration the cash flow of the Company and the capital required for the forthcoming acquisition of mobile network assets from its parent company, the Board of Directors has decided not to pay any interim dividend this year in order to maintain adequate funding flexibility. The Board of Directors will proactively consider the final dividend proposal when reviewing the full year results and will propose to the shareholders’ general meeting accordingly.

[1]	For convenience of investors’ comparative analysis, EBITDA was calculated before CDMA network capacity lease fee.
[2]	EBITDA margin was calculated based on EBITDA divided by the operating revenues excluding mobile terminals sales.
[3]	Free cash flow was calculated from EBITDA minus CDMA network capacity lease fee, capital expenditure and income tax.

Accelerated development achieving scale breakthrough

3G traction driving rapid mobile expansion

With the increasing proliferation of mobile Internet applications and 3G smart terminals, users’ habit on 3G services has progressively been cultivated. The accelerated migration trend from 2G to 3G in China’s mobile communications market is becoming more noticeable. In view of such a momentous development opportunity, we proactively allocated resources and adopted effective measures to achieve scale breakthrough in mobile services. In the first half of the year, mobile service revenue showed a strong and industry leading growth momentum with an increase of 36.7% over the same period last year, reaching RMB42,556 million. The net addition of mobile subscribers was 17.71 million, reaching a total number of 144 million. The mobile subscriber market share increased to 13.8%, of which the net addition of 3G subscribers was 14.67 million, reaching a total number of 50.96 million. Significantly driven by our product center applications, our Best Tone service and Best Pay service, 3G handset data traffic increased rapidly with average monthly data usage per user reaching 111MB. The competitive advantages of Company’s mobile services become more noticeable and sustainable growth momentum of mobile services is irresistible.

In the first half of the year, by adhering to our development philosophy of “terminal driven, brand focused and channel oriented”, we adopted an innovative development model to effectively promote the scale expansion of mobile service, in particular selling 3G as a single product. We persisted in a 3G smartphone- driven strategy and strengthened the cooperation with vendors to enrich offerings of large-screen smartphones priced around RMB1,000. At the same time, we timely launched iPhone to cater the demand for the mid-to-high end markets and further promoted the breakthrough into the high-end market. We continued to carry out the transformation of sales outlets into specialty stores to strengthen the experience marketing of Internet handsets. Through service demonstrations and customer assistance on applications, users’ habit on 3G services was cultivated and hence data traffic was stimulated, which had effectively increased data traffic per 3G handset user. We continued to reinforce the brand promotion of “e-Surfing 3G Internet handset” which focused on key customer groups, such as office staff and trendy youngster. We emphasised on enriching contents, highlighted and promoted the differentiation of high-end brand image. Led by our brand “Young”, we proactively expanded in the campus market. We further strengthened our open sales channels for wider coverage in the core business districts. By introducing the private enterprise operating mechanism in our self-operated sales outlets, we effectively improved the outlet sales capability. We perfected our electronic sales channel and implemented centralised efficient operation while driving the transformation of online sales outlets from service-oriented websites to sales-oriented e-commerce websites.

Broadband upgrade boosting scale development

In the first half of the year, we seized the opportunities arising from broadband development as a national strategy. We accelerated the penetration of “fibre broadband” to build a superior network with good customer perception. We proactively enriched the content applications, further extracted broadband development potential and strengthened our broadband’s leading position in the market. In the first half of the year, wireline broadband revenue was RMB33,369 million, representing an increase of 12.1% over the same period last year. The net addition of broadband subscribers was 6.89 million and the total number of broadband subscribers reached 83.70 million, maintaining our leading position in subscriber market share.

We continuously adhered to the overall development strategy of “bandwidth upgrade, content enrichment and brand building”. With proactive promotion in “Broadband China • Fibre Cities” project, we accelerated the fibre roll-out in key areas. FTTH covered approximately 40 million households, which manifested the superior quality of China Telecom’s fibre broadband network. We further strengthened the marketing promotion of “Lightening Fibre Residential Areas” to speed up the bandwidth upgrade of the mainstream customers and transform the network strengths into competitive edges. Broadband customers with 4Mbps bandwidth and above accounted for more than 60% of the total. Concurrent with bandwidth upgrade, we proactively developed high-bandwidth Internet applications, such as online media, video chatting and interactive games, to boost high-bandwidth demand and inject new impetus for the high growth broadband market.

Focusing on key industries to expedite informatisation applications

Facing the rich gold mine of informatisation applications market, we fully leveraged our integrated strengths to satisfy the core demand of customers. Driven by the promotion of “Smart Cities” development, we focused on three key field areas, namely smart government, smart living and smart industry. We emphasised to develop key industries applications, such as e-Surfing RFID, e-administration, transport and logistics, digital campus and busy-shop assistant, and accelerated the scale replication and promotion of matured products. Meanwhile, we organically integrated our fundamental services, such as mobile, broadband etc., into industry applications, to effectively drive the scale development of our core services. We proactively expanded the cloud service market and established a cloud computing company to operate the full network cloud service in a centralised efficient manner. The launch of basic products, such as cloud central processing, cloud storage etc., were completed. We vigorously promoted and developed cloud computing in industry applications to continuously enhance our capabilities in providing industry informatisation solutions. In the first half of the year, revenue from wireline value-added services and integrated information services reached RMB16,343 million, an increase of 7.4% over the same period of last year.

Alleviating operational risk of wireless voice

We adopted effective measures to consolidate wireline usage and strived to mitigate the decline of wireline voice service. The operating risk was gradually alleviated. As at the end of June, the total number of access lines in service was 167 million, a net loss of 2.1 million in the first half of the year. Wireline voice revenue in the first half of the year amounted to RMB22,241 million.

Innovative development mode promoting management enhancement

“Three New Roles” transformation achieving substantive progress

In the first half of the year, we pragmatically promoted the development of our Three New Roles — “a leader of intelligent pipeline, a provider of integrated platforms, and a participant in content and application development” to lay a solid foundation for the sustainable growth of the Company. We speeded up the commercialization of an intelligent pipeline by implementing self-served bandwidth upgrades for wireline broadband services in certain provinces and cities and accelerating the promotion of intelligent network trials and upgrades for mobile network based on service identification and traffic management. We proactively promoted the construction of an integrated platform to promptly realize the resource integration and open operation in order to enhance the rapid product deployment capability. We continued to expand the creativity in developing content and application-type products with fast growing subscriber scale of our product centre services and increasing activity level. e-Surfing open platform has gathered nearly 400 co- operative application developers. The scale of content applications development emerged.

Invigoration through mechanism innovation

Following the development pattern of Internet businesses, we proactively promoted innovation in mechanisms and systems and devoted to establish a new system appropriate for emerging businesses. We introduced private capital into the e-Surfing Media Company to deepen its market operation, invigorate its development potential and build a specialised enterprise with market competitiveness. We set up a product incubator centre, cooperated with venture capital firms, activated the system, stimulated the passion of entrepreneurship of our employees and cultivated new growth drivers. By fully utilizing social resources, we focused on the open co-operation with Internet application dominant enterprises and system developers of key industry applications and proactively explored new modes of co-operation to develop the informatisation application market together. We consolidated overseas operation units and established China Telecom Global Limited, which would unify customer interface and operate in a centralized efficient manner with global resource allocation and coordinate the development of overseas market.

Leveraging data traffic operation to enhance quality of development

While expanding our subscriber scale, we expedited our transformation from traditional voice operation to data traffic operation to enhance quality of development. We endeavoured to develop a new system of mobile Internet products and grasped the first customer contact point with “e-Surfing Cloud Desktop”. We continued to expand the subscriber scale of product centre services to invigorate data traffic demand. We promoted the coordinated development of various channels, implemented precision sales of data traffic and increased customer activity level to drive data usage per subscriber. We also speed up the development of services such as Best Tone and Best Pay service to promote data traffic aggregation. In the first half of the year, mobile data revenue was RMB19,267 million, representing an increase of 46.7% over the same period last year. Mobile data revenue accounted for 45.3% of the mobile service revenue, which is at an industry- leading level.

Enhancing centralised efficient capability and deepening precision management

To adapt to the development pattern of mobile Internet, we strengthened the coordination and centralised efficient operation of our sales and marketing systems, IT support and supplies procurement. We strived to achieve the goal of “one-point access and entire-network operation” to maximize the operating efficiency of the entire network. We reinforced the coordination and planning together with centralized efficient management in five areas, namely brand promotion, product optimisation, tariff standardisation, terminal management and services enhancement, to expand the market. In addition, through refining IT system and structure, we offered greater support to our centralised efficient operation. We strengthened the degree of centralised procurement, effectively enhancing investment cost savings per unit. Focusing on key areas, like sales and marketing and network construction, we continued to deepen implementation of the sub-division performance evaluation units to increase the efficiency of sales and marketing cost as well as network investment.

Acquisition of Mobile network for corporate value enhancement

This year, we would complete the acquisition of the CDMA network assets from our parent company pursuant to statutory procedures and integrate mobile assets and business altogether. The acquisition of CDMA network assets will be beneficial to strengthening the overall operation efficiency of the Company’s mobile service and improving profitability in the future. It will also enhance the Company’s ability to coordinate the mobile network investment and construction with its operation management and upgrade planning, appropriately grasping the opportunity of advancement to new technologies with a view to fostering the development of the mobile service.

Corporate Governance and Social Responsibility

We continue to strive to maintain a high level of corporate governance and corporate transparency to ensure the healthy development of the Company and enhance corporate value. Our persistent efforts in corporate governance have been widely recognised by the capital markets. We were accredited with a number of awards and appreciation in the first half of the year, including the “Overall Best Managed Company in Asia” by FinanceAsia for two consecutive years, “No. 1 Best Managed Company in Asia” by Euromoney, being the first company receiving such honour for three consecutive years, and also “The Best of Asia” by Corporate Governance Asia for three consecutive years.

We persist in operating with integrity and strive to maintain fair and well disciplined market competition. We promote collaboration with value chain partners with the aim to achieve a win-win scenario among all parties to foster the healthy development of the whole industry. We proactively participated in relief activities for the natural disasters such as the earthquake in Xinjiang and mudslides in Sichuan. We also provided telecommunications assurance services for the launching of Shenzhou-9 spacecraft and Shanghai Cooperation Organisation Summit, receiving high regards and appreciation from the society.

Outlook

At present, in respect of the changes of China’s mobile telecommunications market, the trend of migration from 2G to 3G services has emerged. Approximately 900 million 2G service users nationwide are potential 3G service users of the Company. The development of broadband service still has great prospects while the demand for social informatisation is ever increasing. However, we are also facing new challenges brought by intensifying market competition and cannibalisation of traditional businesses by advanced technologies.

Aiming to achieve a breakthrough of its full services development, we will grasp the opportunities and cope with the challenges. In the second half of the year, the Company will adhere to its strategy of advancing its dual leadership in innovation and service quality. The Company will exert efforts in accelerating the scale development of its three core services, including 3G service, broadband service and informatisation applications, to increase revenue market shares of its full services. Furthermore, we will endeavour to enhance our management to strengthen four major capabilities, including innovation, services, efficient centralisation and operation. The Company will also consolidate its differentiated competitive edges of its products, services, networks and terminals to enhance both customer value and corporate value.

Finally, on behalf of the Board of Directors, I would like to take this opportunity to express my sincere appreciation to all our shareholders and customers for their support. I would also like to express my sincere thanks to Mr. Zhang Chenshuang, Mr. Li Jinming, Mr. Miao Jianhua, Mr. Xu Cailiao and Madam Han Fang for their valuable contribution during their tenure of office as Directors and Supervisors of the Company. Also, I would like to welcome Mr. Ke Ruiwen to join our Board of Directors.

Wang Xiaochu

Chairman and Chief Executive Officer

Beijing, China

22 August 2012

GROUP RESULT

China Telecom Corporation Limited (the “Company”) is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the “Group”) for the six months ended 30 June 2012 extracted from the unaudited interim financial statements of the Group as set out in its 2012 Interim Report.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)

for the six-month period ended 30 June 2012

(Amounts in millions, except per share data)

		Six-month period ended 30 June
		2012	2011
	Note	RMB	RMB
			(restated)

Operating revenues	4	138,021	120,222

Operating expenses
Depreciation and amortisation		(24,540)	(25,668)
Network operations and support		(31,258)	(25,501)
Selling, general and administrative		(29,309)	(22,207)
Personnel expenses		(21,453)	(19,237)
Other operating expenses		(19,009)	(13,374)

Total operating expenses		(125,569)	(105,987)

Operating profit		12,452	14,235
Net finance costs	5	(873)	(1,309)
Investment income		79	4
Share of profits from associates		11	43

Profit before taxation		11,669	12,973
Income tax	6	(2,797)	(3,316)

Profit for the period		8,872	9,657

		Six-month period ended 30 June
		2012	2011
	Note	RMB	RMB
			(restated)

Other comprehensive income for the period:
Change in fair value of available-for-sale equity securities		(109)	(130)
Deferred tax on change in fair value of available-for-sale equity securities		27	32
Exchange difference on translation of financial statements of subsidiaries outside mainland China		(10)	(35)
Share of other comprehensive income from associates		—	(1)

Other comprehensive income for the period, net of tax		(92)	(134)

Total comprehensive income for the period		8,780	9,523

Profit attributable to:
Equity holders of the Company		8,814	9,616
Non-controlling interests		58	41

Profit for the period		8,872	9,657

Total comprehensive income attributable to:
Equity holders of the Company		8,722	9,482
Non-controlling interests		58	41

Total comprehensive income for the period		8,780	9,523

Basic earnings per share	7	0.11	0.12

Number of shares (in millions)		80,932	80,932

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)

at 30 June 2012 (Amounts in millions)

		30 June 2012	31 December 2011
	Note	RMB	RMB
			(restated)

ASSETS

Non-current assets
Property, plant and equipment, net		261,738	268,904
Construction in progress		28,309	18,448
Lease prepayments		25,926	26,280
Goodwill		29,919	29,918
Intangible assets		6,358	7,715
Interests in associates		963	985
Investments		735	648
Deferred tax assets	9	3,015	3,070
Other assets		3,224	3,602

Total non-current assets		360,187	359,570

Current assets
Inventories		4,599	4,843
Income tax recoverable		2,538	2,425
Accounts receivable, net	10	22,713	18,471
Prepayments and other current assets		5,576	4,666
Time deposits with original maturity over three months		5,199	1,804
Cash and cash equivalents		33,073	27,372

Total current assets		73,698	59,581

Total assets		433,885	419,151

		30 June 2012	31 December 2011
	Note	RMB	RMB
			(restated)
LIABILITIES AND EQUITY

Current liabilities
Short-term debt		5,873	9,187
Current portion of long-term debt		10,071	11,766
Accounts payable	11	50,084	44,359
Accrued expenses and other payables		71,232	59,375
Income tax payable		533	482
Current portion of deferred revenues		1,754	2,093

Total current liabilities		139,547	127,262

Net current liabilities		(65,849)	(67,681)

Total assets less current liabilities		294,338	291,889

Non-current liabilities
Long-term debt		31,125	31,150
Deferred revenues		2,312	2,712
Deferred tax liabilities	9	891	1,117

Total non-current liabilities		34,328	34,979

Total liabilities		173,875	162,241

Equity
Share capital		80,932	80,932
Reserves		178,239	175,190

Total equity attributable to equity holders of the Company		259,171	256,122
Non-controlling interests		839	788

Total equity		260,010	256,910

Total liabilities and equity		433,885	419,151

Notes:

1.	BASIS OF PREPARATION

These interim financial statements have been prepared in accordance with International Accounting Standard 34, (“IAS 34”) “Interim Financial Reporting” issued by the International Accounting Standards Board and the applicable disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. These interim financial statements, which were authorised for issuance by the Board of Directors on 22 August 2012, reflect the unaudited financial position of the Group as at 30 June 2012 and the unaudited results of operations and cash flows of the Group for the six-month period then ended, which are not necessarily indicative of the results of operations and cash flows expected for the year ending 31 December 2012.

These interim financial statements have been prepared in accordance with the same accounting policies adopted in the 2011 annual financial statements.

These interim financial statements are unaudited, but have been reviewed by the Audit Committee of the Company. These interim financial statements have also been reviewed by the Company’s international auditor in accordance with Hong Kong Standards on Review Engagements 2410, “Review of interim financial information performed by the independent auditor of the entity”, issued by the Hong Kong Institute of Certified Public Accountants.

2.	CHANGES IN ORGANISATION DURING THE PERIOD AND BASIS OF PRESENTATION

Pursuant to an acquisition agreement entered into by the Company and China Satcom Guomai Communications Co., Ltd. (“Satcom Guomai”), which is controlled by China Telecommunications Corporation, on 28 April 2011 and with the relevant government approval obtained in March 2012, the Company disposed 100% equity interest in Besttone E-Commerce Co., Ltd., a subsidiary of the Company primarily engaged in the provision of e-commerce and booking services, to Satcom Guomai. Satcom Guomai paid the consideration by issuing 21,814,894 shares to the Company, representing around 4.1% of its enlarged share capital. The disposal of Besttone E-Commerce Co., Ltd. was completed on 30 April 2012.

The Company acquired the digital trunking business (the “Sixth Acquired Business”) from Satcom Guomai at a purchase price of RMB48 million (hereinafter, referred to as the “Sixth Acquisition”) during the period. The Sixth Acquisition was completed on 30 April 2012.

On 15 June 2012, China Telecom (Hong Kong) International Limited, a subsidiary of the Company primarily engaged in the provision of international value-added network services, changed its name to China Telecom Global Limited.

Since the Group and the Sixth Acquired Business are under common control of China Telecommunications Corporation, the Sixth Acquisition has been accounted for as a combination of entities under common control in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities related to the Sixth Acquired Business have been accounted for at historical amounts and the consolidated financial statements of the Group prior to the Sixth Acquisition have been restated to include the results of operations and assets and liabilities related to the Sixth Acquired Business on a combined basis. The purchase price paid by the Group for the acquisition of the Sixth Acquired Business are accounted for as an equity transaction in the consolidated statement of changes in equity.

The Group adopted the amendment to International Financial Reporting Standard 1 (“IFRS 1”) in the second half year of

2011, and retrospectively adjusted the comparative figures of its 2011 annual financial statements. Details of the change in accounting policy related to the adoption of the amendment to IFRS 1 have been included in the 2011 annual financial statements of the Group. As the amendment to IFRS 1 had not yet been adopted in the 2011 interim financial statements, certain comparative figures of the statement of comprehensive income were restated to reflect this change in accounting policy.

The consolidated results of operations for the six-month period ended 30 June 2011 and the consolidated financial condition as at 31 December 2011 as previously reported by the Group, and the combined amounts presented in the consolidated financial statements of the Group to reflect the acquisition of the Sixth Acquired Business and the retrospective adjustments that have been made in accordance with the amendment to IFRS 1 are set out below:

	The Group (as previously reported)	The Sixth Acquired Business	Change in accounting policy	The Group (as restated)
	RMB millions	RMB millions	RMB millions	RMB millions
Consolidated statement of comprehensive income for the six-month period ended
30 June 2011:
Operating revenues	120,208	14	—	120,222
Depreciation and amortisation	25,412	4	252	25,668
Network operations and support	25,490	9	2	25,501
Selling, general and administrative	22,205	2	—	22,207
Other operating expenses	13,373	1	—	13,374
Income tax	3,380	—	(64)	3,316
Profit attributable to equity holders of the Company	9,808	(2)	(190)	9,616
Total comprehensive income	9,715	(2)	(190)	9,523
Basic earnings per share for profit attributable to equity holders of the Company	0.12	—	—	0.12

Consolidated statement of financial position as at 31 December 2011 (Note):
Total assets	419,115	36	—	419,151
Total liabilities	162,237	4	—	162,241
Total equity	256,878	32	—	256,910

Note:	The effects of the adoption of the amendment to IFRS 1 on the consolidated statement of financial position have been reflected in the 2011 annual financial statements of the Group.

3.	SEGMENTAL REPORTING

An operating segment is a component of an entity that engages in business activities from which revenues are earned and expenses are incurred, and is identified on the basis of the internal financial reports that are regularly reviewed by the chief operating decision maker in order to allocate resources and assess performance of the segment. For the periods presented, management has determined that the Group has one operating segment as the Group is only engaged in an integrated telecommunications business. The location of the Group’s assets and operating revenues derived from activities outside mainland China are less than 10 percent of the Group’s assets and operating revenues, respectively. No geographical area information has been presented as such amounts are immaterial. No single external customer accounts for 10 percent or more of the Group’s operating revenues.

4.	OPERATING REVENUES

Operating revenues represent revenues from the provision of telecommunications services. The components of the Group’s operating revenues are as follows:

			Six-month period ended 30 June
			2012	2011
	Note		RMB millions	RMB millions
				(restated)
Wireline voice	(i	)	22,241	26,462
Mobile voice	(ii	)	23,289	18,002
Internet	(iii	)	42,825	36,150
Value-added services	(iv	)	14,902	12,554
Integrated information application services	(v	)	11,791	9,818
Managed data and leased line	(vi	)	7,682	6,998
Others	(vii	)	15,291	10,140
Upfront connection fees	(viii	)	—	98

			138,021	120,222

Note:

(i)	Represent the aggregate amount of monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees, interconnection fees and amortised amount of upfront installation fees charged to customers for the provision of wireline telephony services.

(ii)	Represent the aggregate amount of monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees and interconnection fees charged to customers for the provision of mobile telephony services.

(iii)	Represent amounts charged to customers for the provision of Internet access services.

(iv)	Represent the aggregate amount of fees charged to customers for the provision of value-added services, which comprise primarily caller ID services, short messaging services, Colour Ring Tone, Internet data centre and Virtual Private Network services.

(v)	Represent primarily the aggregate amount of fees charged to customers for Best Tone information services and IT services and applications.

(vi)	Represent primarily the aggregate amount of fees charged to customers for the provision of managed data transmission services and lease income from other domestic telecommunications operators and enterprise customers for the usage of the Group’s telecommunications networks and equipment.

(vii)	Represent primarily revenue from sale, rental and repair and maintenance of equipment.

(viii)	Represent the amortised amount of the upfront fees received for initial activation of wireline services.

5.	NET FINANCE COSTS

Net finance costs comprise:

	Six-month period ended 30 June
	2012	2011
	RMB millions	RMB millions
Interest expense incurred	1,286	1,610
Less: Interest expense capitalised*	(175)	(141)

Net interest expense	1,111	1,469
Interest income	(216)	(179)
Foreign exchange losses	22	59
Foreign exchange gains	(44)	(40)

	873	1,309

*Interest expense was capitalised in construction in progress at the following rates per annum	1.4%–6.4%	1.0%–5.2%

6.	INCOME TAX

Income tax in the profit or loss comprises:

	Six-month period ended 30 June
	2012	2011
	RMB millions	RMB millions
		(restated)
Provision for PRC income tax	2,919	2,606
Provision for income tax in other tax jurisdictions	24	17
Deferred taxation	(146)	693

	2,797	3,316

A reconciliation of the expected tax expense with the actual tax expense is as follows:

		Six-month period ended 30 June
		2012	2011
	Note	RMB millions	RMB millions
			(restated)
Profit before taxation		11,669	12,973

Expected income tax expense at statutory tax rate of 25%	(i)	2,917	3,243
Differential tax rate on PRC subsidiaries’ and branches’ income	(i)	(81)	(26)
Differential tax rate on other subsidiaries’ income	(ii)	(11)	(7)
Non-deductible expenses	(iii)	157	248
Non-taxable income	(iv)	(45)	(112)
Effect of change in tax rate	9 (i)	138	—
Others	(v)	(278)	(30)

Actual income tax expense		2,797	3,316

Note:

(i)	Except for certain subsidiaries and branches which are taxed at preferential rate of 15%, the provision for mainland China income tax is based on a statutory rate of 25% of the assessable income of the Company, its mainland China subsidiaries and branches as determined in accordance with the relevant income tax rules and regulations of the PRC.

(ii)	Income tax provisions of the Company’s subsidiaries in Hong Kong and Macau Special Administrative Regions of the PRC, and in other countries are based on the subsidiaries’ assessable income and income tax rates applicable in the respective tax jurisdictions which range from 12% to 35%.

(iii)	Amounts represent miscellaneous expenses in excess of statutory deductible limits for tax purposes. (iv) Amounts represent miscellaneous income which are not subject to income tax.

(v)	Amounts primarily represent tax deduction on prior year research and development expenses and losses on disposal of property, plant and equipment approved by tax authorities during the period.

7.	BASIC EARNINGS PER SHARE

The calculation of basic earnings per share for the Six-month period ended 30 June 2012 and 2011 is based on the profit attributable to equity holders of the Company of RMB8,814 million and RMB9,616 million, respectively, divided by 80,932,368,321 shares.

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for the periods presented.

8.	DIVIDENDS

Pursuant to the shareholders’ approval at the Annual General Meeting held on 30 May 2012, a final dividend of RMB0.069506 (equivalent to HK$0.085) per share totaling approximately RMB5,625 million in respect of the year ended 31 December 2011 was declared and of which RMB5,235 million was paid on 20 July 2012.

Pursuant to the shareholders’ approval at the Annual General Meeting held on 20 May 2011, a final dividend of RMB0.071208 (equivalent to HK$0.085) per share totaling approximately RMB5,763 million in respect of the year ended 31 December 2010 was declared and paid on 30 June 2011.

The Board of Directors has resolved not to pay an interim dividend for the year ending 31 December 2012.

9.	DEFERRED TAX ASSETS AND LIABILITIES

The components of deferred tax assets and deferred tax liabilities recognised in the consolidated statement of financial position and the movements are as follows:

	Assets		Liabilities		Net Balance
	30 June 2012	31 December 2011	30 June 2012	31 December 2011	30 June 2012	31 December 2011
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions
		(restated)				(restated)
Current
Provisions and impairment losses, primarily for doubtful debts	1,169	1,011	—	—	1,169	1,011
Non-current
Property, plant and equipment	1,101	1,145	(334)	(425)	767	720
Deferred revenues and installation costs	745	914	(454)	(562)	291	352
Available-for-sale equity securities	—	—	(103)	(130)	(103)	(130)

Deferred tax assets/(liabilities)	3,015	3,070	(891)	(1,117)	2,124	1,953

	Balance at 1 January 2012	Recognised in statement of comprehensive income	Disposal of a subsidiary	Balance at 30 June 2012
	RMB millions	RMB millions	RMB millions	RMB millions
	(restated)
Current
Provisions and impairment losses, primarily for doubtful debts	1,011	160	(2)	1,169
Non-current
Property, plant and equipment	720	47	—	767
Deferred revenues and installation costs	352	(61)	—	291
Available-for-sale equity securities	(130)	27	—	(103)

Net deferred tax assets	1,953	173	(2)	2,124

Note:

(i)	During the sixth-month period ended 30 June 2012, certain branches with operations in the western region of the PRC obtained approvals from tax authorities to adopt the preferential income tax rate of 15%. Accordingly, deferred tax assets that are expected to be recovered and deferred tax liabilities that are expected to be settled after 30 June 2012 were adjusted to reflect the change in tax rate. The overall effect of change in tax rate amounting to RMB138 million was charged to the consolidated statement of comprehensive income.

10.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, are analysed as follows:

		30 June	31 December
		2012	2011
		RMB millions	RMB millions
	Note		(restated)
Third parties		22,987	18,040
China Telecom Group	(i)	1,791	1,803
Other telecommunications operators in the PRC		668	570

		25,446	20,413
Less: Allowance for doubtful debts		(2,733)	(1,942)

		22,713	18,471

Note:

(i)	China Telecommunications Corporation together with its subsidiaries other than the Group are referred to as “China Telecom Group”.

Amounts due from the provision of telecommunications services to customers are generally due within 30 days from the date of billing.

Ageing analysis of accounts receivable from telephone and Internet subscribers is as follows:

	30 June 2012	31 December 2011
	RMB millions	RMB millions
Current, within 1 month	12,276	10,872
1 to 3 months	2,846	2,120
4 to 12 months	1,701	1,444
More than 12 months	960	432

	17,783	14,868
Less: Allowance for doubtful debts	(2,605)	(1,797)

	15,178	13,071

Ageing analysis of accounts receivable from other telecommunications operators and enterprise customers is as follows:

	30 June 2012	31 December 2011
	RMB millions	RMB millions
		(restated)
Current, within 1 month	2,593	2,763
1 to 3 months	2,072	899
4 to 12 months	2,300	1,287
More than 12 months	698	596

	7,663	5,545
Less: Allowance for doubtful debts	(128)	(145)

	7,535	5,400

11.	ACCOUNTS PAYABLE

Accounts payable are analysed as follows:

	30 June 2012	31 December 2011
	RMB millions	RMB millions
		(restated)
Third parties	38,370	34,749
China Telecom Group	10,974	8,911
Other telecommunications operators in the PRC	740	699

	50,084	44,359

Amounts due to China Telecom Group are payable in accordance with contractual terms which are similar to those terms offered by third parties.

Ageing analysis of accounts payable is as follows:

	30 June 2012	31 December 2011
	RMB millions	RMB millions
		(restated)
Due within 1 month or on demand	10,921	13,075
Due after 1 month but within 3 months	12,790	11,610
Due after 3 months but within 6 months	12,972	8,054
Due after 6 months	13,401	11,620

	50,084	44,359

12	EVENTS AFTER THE REPORTING PERIOD

On 22 August 2012, the Company entered into an acquisition agreement with China Telecommunications Corporation. The acquisition agreement will become effective when certain conditions are fullfilled. Pursuant to the acquisition agreement, the Company shall acquire certain CDMA network assets and associated liabilities, which are held by China Telecommunications Corporation through the Network Branches located in 30 provinces, municipalities and autonomous regions in the PRC (which do not include Xizang Autonomous Region). The initial consideration is RMB84,595.41 million, and is subject to price adjustment, which reflects changes in the value of the CDMA network assets and associated liabilities during the period between the date following the base date for the asset appraisal (being 31 March 2012) up to (and including) the completion date of the acquisition, to arrive at the final consideration. The acquisition is expected to be completed by the end of 2012.

MANAGEMENT DISCUSSION AND ANALYSIS

According to paragraph 40 of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), save as disclosed herein, the Company confirms that the current company information in relation to those matters set out in paragraph 32 of Appendix 16 has not changed materially from the information disclosed in the Company’s 2011 Annual Report.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

During the six-month period ended 30 June 2012, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company’s listed securities.

DIRECTORS’ AND SUPERVISORS’ INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at 30 June 2012, none of the Directors or Supervisors had any interests or short positions in any shares, underlying shares of equity derivatives or debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong) (the “SFO”)) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”).

As at 30 June 2012, the Company has not granted its Directors or Supervisors, or their respective spouses or children below the age of 18 any rights to subscribe for the shares or debentures of the Company or any of its associated corporations and none of them has ever exercised any such right to subscribe for the shares or debentures.

CHANGE IN DIRECTORS AND SUPERVISORS

On 20 March 2012, Mr. Zhang Chenshuang resigned from his positions as an Executive Director and Executive Vice President of the Company due to his age. On 30 May 2012, the appointment of Mr. Ke Ruiwen, an Executive Vice President of the Company, as an Executive Director of the Company was approved at the 2011 Annual General Meeting. On 22 August 2012, Mr. Li Jinming resigned from his position as a Non-executive Director of the Company due to his age. Mr. Miao Jianhua resigned from his position as a Supervisor of the Company due to his age. Mr. Xu Cailiao and Ms. Han Fang resigned from their positions as Supervisors of the Company due to the changes in job responsibility. Mr. Chen Liangxian was proposed to be appointed as the Non-executive Director of the Company. Mr. Shao Chunbao and Mr. Hu Jing were proposed to be appointed as the Supervisors of the Company. The abovesaid proposed appointment will become effective upon the requisite resolution having been approved at the extraordinary general meeting.

The change in Directors’ or Supervisors’ biographical details, since the despatch date of the Annual Report 2011 is set out below:

Dr. Qin Xiao, an Independent Non-executive Director of the Company, was appointed as the Non-executive Chairman of the Board of Directors of Amex Resources Limited. Madam Cha May Lung, Laura, an Independent Non-executive Director of the Company, was appointed as the Chairman of the Task Force on the Financial Service Development Council of Hong Kong SAR and ceased to act as a member of the 2011 Banking & Capital Markets Industry Agenda Council of the World Economic Forum and an Independent Non-executive Director of Hong Kong Exchanges and Clearing Limited and Tata Consultancy Services Limited.

Save as those disclosed above, there is no other information for the Directors or Supervisors of the Company required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules. The updated biographical details of the Directors and Supervisors are available on the website of the Company (www.chinatelecom-h.com).

MATERIAL INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES OF THE COMPANY

As at 30 June 2012, the interests or short position of persons who are entitled to exercise or control the exercise of 5% or more of the voting power at any of the Company’s general meetings (excluding the Directors and Supervisors) in the shares and underlying shares of equity derivatives of the Company as recorded in the register required to be maintained under Section 336 of the SFO are as follows:

Name of Shareholder	Number of shares held	Type of Shares	Percentage of the respective type of shares in issue	Percentage of the total number of shares in issue	Capacity
			(%)	(%)
China Telecommunications Corporation	57,377,053,317 (Long position)	Domestic shares	85.57%	70.89%	Beneficial owner

Guangdong Rising Assets Management Co., Ltd	5,614,082,653 (Long position)	Domestic shares	8.37%	6.94%	Beneficial owner

JPMorgan Chase & Co.	1,627,739,289 (Long position)	H shares	11.73%	2.01%	97,454,207 shares as beneficial owner; 382,958,000 shares as investment manager; and 1,147,327,082 shares as security interest holder/ approved lending agent

	12,741,386 (Short position)	H shares	0.09%	0.02%	Beneficial owner

	1,147,327,082 (Shares available for lending)	H shares	8.27%	1.42%	Security interest holder/ approved lending agent

Name of Shareholder	Number of shares held	Type of Shares	Percentage of the respective type of shares in issue	Percentage of the total number of shares in issue	Capacity
			(%)	(%)

Commonwealth Bank of Australia	1,253,898,681 (Long position)	H shares	9.04%	1.55%	Interest of controlled corporation

Blackrock, Inc	1,109,471,194 (Long position)	H shares	7.99%	1.37%	Interest of controlled corporation

	80,992,925 (Short position)	H shares	0.58%	0.10%	Interest of controlled corporation

RFS Holdings B.V.	907,191,530 (Long position)	H shares	6.54%	1.12%	Interest of controlled corporation

	1,180,327,134 (Short position)	H shares	8.51%	1.46%	Interest of controlled corporation

Save as stated above, as at 30 June 2012, in the register required to be maintained under Section 336 of the SFO, no other persons were recorded to hold any interests or short positions in the shares or underlying shares of the equity derivatives of the Company.

AUDIT COMMITTEE

The audit committee has reviewed with management and the Company’s international auditor, KPMG, the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters including the review of the Company’s Interim Report for the six months ended 30 June 2012.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has attached great importance to corporate governance. We continued to make efforts in improving the Company’s internal control mechanisms, strengthening information disclosure and enhancing the Company’s transparency, developing corporate governance practices and protecting shareholders’ interests to the maximum degree.

The roles of Chairman and Chief Executive Officer of the Company were performed by the same individual, for the six months period ended 30 June 2012. In the Company’s opinion, through supervision of the Board and Independent Non-executive Directors, and effective control of the Company’s internal check and balance mechanism, the same individual performing the roles of Chairman and Chief Executive Officer can achieve the goal of improving the Company’s efficiency in decision-making and execution, and effectively capture business opportunities. Many international leading corporations also have a similar arrangement.

Save as stated above, the Company has been in compliance with all the code provisions under the Code on Corporate Governance Practices (effective until 31 March 2012) and the Corporate Governance Code (effective from 1 April 2012) as set out in Appendix 14 of the Listing Rules throughout the six months period ended 30 June 2012.

COMPLIANCE WITH MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code as set out in Appendix 10 of the Listing Rules to govern securities transactions by Directors. Further to the specific enquiries made by the Company to all Directors, they have confirmed their compliance with the Model Code throughout the period from 1 January 2012 to 30 June 2012.

INTERIM REPORT

The Interim Report for the six months ended 30 June 2012 will be despatched to shareholders and made available on the website of The Stock Exchange of Hong Kong Limited (www.hkexnews.hk) and the website of the Company (www.chinatelecom-h.com) in due course.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the board of directors of the Company consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Yang Jie as the president and chief operating officer, Madam Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping, Mr. Yang Xiaowei, Mr. Sun Kangmin and Mr. Ke Ruiwen as the executive vice presidents and Mr. Wu Jichuan, Mr. Qin Xiao, Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming as the independent non-executive directors.

Exhibit 1.3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS AND

REVISION OF 2012 ANNUAL CAPS

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS

Reference is made to the announcements dated 25 August 2010 and 23 August 2011 in relation to certain continuing connected transactions between the Company and China Telecommunications Corporation and/or its associates including, among others, the transactions under the Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement, the Interconnection Settlement Agreement, the Community Services Framework Agreement, the Centralised Services Agreement, the Property Leasing Framework Agreement, the IT Services Framework Agreement and the Supplies Procurement Services Framework Agreement.

The Agreements governing the above continuing connected transactions will expire on 31 December 2012.

The Board announces that the Company and China Telecommunications Corporation agreed on 22 August 2012 to renew the Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement, the Interconnection Settlement Agreement, the Community Services Framework Agreement, the Centralised Services Agreement, the Property Leasing Framework Agreement, the IT Services Framework Agreement and the Supplies Procurement Services Framework Agreement in accordance with their respective provisions for a further term of three years expiring on 31 December 2015.

REVISION OF THE 2012 ANNUAL CAPS FOR THE ENGINEERING FRAMEWORK AGREEMENT AND THE ANCILLARY TELECOMMUNICATIONS SERVICES FRAMEWORK AGREEMENT

The Company has also decided to increase the Annual Caps for the transactions contemplated under the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement for the year ending 31 December 2012 from RMB8,800 million and RMB9,000 million respectively (equivalent to approximately HKD10,784 million and HKD11,029 million, respectively), to RMB11,000 million and RMB10,500 million respectively (equivalent to approximately HKD13,480 million and HKD12,868 million, respectively). All terms and conditions of the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement shall remain unchanged and valid.

HONG KONG LISTING RULES IMPLICATIONS

As China Telecommunications Corporation is the Company’s controlling shareholder, the transactions contemplated under the Agreements constitute continuing connected transactions of the Company for the purpose of Chapter 14A of the Listing Rules.

As each of the applicable percentage ratios (other than the profits ratio) of the Revised Annual Caps which are applicable to the transactions contemplated under the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement for the year ending 31 December 2012, calculated on an annual basis, is above 0.1% but less than 5%, pursuant to Rule 14A.34 of the Listing Rules, the Revised Annual Caps are only subject to the reporting, announcement and annual review requirements, but are exempt from the independent shareholders’ approval requirement under Chapter

14A of the Listing Rules.

As certain applicable percentage ratios (other than the profits ratio) of the Renewed Annual Caps for the transactions contemplated under the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement for each of the years ending 31 December 2013,

2014 and 2015 are expected to exceed the 5% threshold under Chapter 14A of the Listing Rules, such continuing connected transactions will fall under Rule 14A.35 of the Listing Rules and are subject to the reporting, announcement, annual review and independent shareholders’ approval requirements contained in Chapter 14A of the Listing Rules.

As each of the applicable percentage ratios (other than the profits ratio) of the Renewed Annual Caps for the transactions contemplated under the Interconnection Settlement Agreement, the Community Services Framework Agreement, the Centralised Services Agreement, the Property Leasing Framework Agreement, the IT Services Framework Agreement and the Supplies Procurement Services Framework Agreement for each of the years ending 31 December 2013, 2014 and 2015 is expected to be above 0.1% but less than 5%, such continuing connected transactions will fall under Rule 14A.34 of the Listing Rules and are subject to the reporting, announcement and annual review requirements, but are exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

Details of the above Agreements will be disclosed in the Company’s next published annual report and accounts, as required under Rules 14A.45 and 14A.46 of the Listing Rules.

The Board (excluding the members of the Independent Board Committee, the opinion of which, after taking into account of the advice from the Independent Financial Adviser, will be included in the circular to be despatched to the shareholders of the Company) is of the view that the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement, and the transactions contemplated thereunder have been entered into in the ordinary and usual course of business of the Group, that they are on normal commercial terms, that they have been implemented in accordance with the terms contained therein, and that the terms, as well as the Renewed Annual Caps applicable thereto, are fair and reasonable and are in the interests of the Company and its shareholders as a whole.

The Board (including the independent non-executive Directors of the Company) is of the view that the Engineering Framework Agreement and the Ancillary Telecommunications, and the transactions contemplated thereunder have been entered into in the ordinary and usual course of business of the Group, that they are on normal commercial terms, and that they have been implemented in accordance with the terms contained therein, and that the terms, as well as the Revised Annual Caps applicable thereto, are fair and reasonable and are in the interests of the Company and its shareholders as a whole.

The Board (including the independent non-executive Directors of the Company) is of the view that the Interconnection Settlement Agreement, the Community Services Framework Agreement, the Centralised Services Agreement, the Property Leasing Framework Agreement, the IT Services Framework Agreement and the Supplies Procurement Services Framework Agreement, and the transactions contemplated thereunder have been entered into in the ordinary and usual course of business of the Group, that they are on normal commercial terms, that they have been implemented in accordance with the terms contained therein, and that the terms, as well as the Renewed Annual Caps applicable thereto, are fair and reasonable and are in the interests of the Company and its shareholders as a whole.

THE EGM

The EGM will be convened to consider and, if thought fit, to approve, among other things, the Acquisition, the renewal of the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement, and the Renewed Annual Caps applicable thereto. Pursuant to Rule 14A.54 of the Listing Rules, any connected person and any shareholder and its associates with a material interest in relevant continuing connected transactions are required to abstain from voting on the relevant resolutions at the EGM. Accordingly, China Telecommunications Corporation and its associates are required to abstain from voting on the resolutions at the EGM.

An Independent Board Committee, comprising all of the independent non-executive Directors of the Company, namely Mr. Wu Jichuan, Mr. Qin Xiao, Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura and Mr. Xu Erming, has been formed to advise the Independent Shareholders in respect of, among other things, the renewal of the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement, and the Renewed Annual Caps applicable thereto. The Company has appointed CICC as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of, among other things, the renewal of the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement, and the Renewed Annual Caps applicable thereto.

A circular containing, among other things, (i) the Acquisition; (ii) details of the renewal of the Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement and the Renewed Annual Caps applicable thereto; (iii) a letter from the Independent Board Committee containing its recommendations to the Independent Shareholders; (iv) a letter from the Independent Financial Adviser containing its advice to the Independent Board Committee and the Independent Shareholders; and (v) a notice of the EGM, will be despatched to the shareholders of the Company on or before 31 August 2012.

BACKGROUND

Reference is made to the announcements dated 25 August 2010 and 23 August 2011 in relation to certain continuing connected transactions between the Company and China Telecommunications Corporation and/or its associates, which are governed by the following Agreements between the Company and China Telecommunications Corporation:

1.	the Engineering Framework Agreement;

2.	the Ancillary Telecommunications Services Framework Agreement;

3.	the Interconnection Settlement Agreement;

4.	the Community Services Framework Agreement;

5.	the Centralised Services Agreement;

6.	the Property Leasing Framework Agreement;

7.	the IT Services Framework Agreement; and

8.	the Supplies Procurement Services Framework Agreement.

The above Agreements governing the above continuing connected transactions will expire on 31 December 2012.

The Board announces that the Company and China Telecommunications Corporation agreed on 22 August 2012 to renew the Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement, the Interconnection Settlement Agreement, the Community Services Framework Agreement, the Centralised Services Agreement, the Property Leasing Framework Agreement, the IT Services Framework Agreement and the Supplies Procurement Services Framework Agreement in accordance with their respective provisions for a further term of three years expiring on 31 December 2015.

CONTINUING CONNECTED TRANSACTIONS WITH CHINA TELECOMMUNICATIONS CORPORATION

Engineering Framework Agreement

Pursuant to the Engineering Framework Agreement, China Telecommunications Corporation and/or its associates through bids provide to the Group services such as construction, design, equipment installation and testing and/or engineering project supervision services. The charges payable for such engineering services shall be determined by reference to market rates. The charges payable for the design or supervision of engineering projects with a value of over RMB500,000 (equivalent to approximately HK$612,745) or engineering construction projects with a value of over RMB2,000,000 (equivalent to approximately HK$2,450,980) shall be determined by the tender award price.

The Group does not accord any priority to China Telecommunications Corporation and/or its associates to provide such services, and the tender may be awarded to an Independent Third Party. However, if the terms of an offer from China Telecommunications Corporation and/or its associates are at least as favourable as those offered by other tenderers, the Group may award the tender to China Telecommunications Corporation and/or its associates.

The Engineering Framework Agreement will expire on 31 December 2012. The Company and China Telecommunications Corporation agreed on 22 August 2012 to renew the Engineering Framework Agreement in accordance with its provisions for a further term of three years expiring on 31 December

2015. No later than 30 days prior to the expiry of the Engineering Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Engineering Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

Ancillary Telecommunications Services Framework Agreement

Pursuant to the Ancillary Telecommunications Services Framework Agreement, China Telecommunications Corporation and/or its associates provide the Group with certain repair and maintenance services, including repair of telecommunications equipment, maintenance of fire equipment and telephone booths, as well as other customer services. The charges payable for the services under the Ancillary Telecommunications Services Framework Agreement are calculated on the following basis:

(1)	the government-prescribed prices (if any);

(2)	where there are no government-prescribed prices but there are government-guided prices, the government-guided prices;

(3)	where there are neither government-prescribed prices nor government-guided prices, the market prices. Market prices shall mean the prices at which the same type of services are provided by Independent Third Parties in the ordinary course of business; or

(4)	where none of the above is applicable, the prices are to be agreed between the parties based on the reasonable costs incurred in providing the services plus reasonable profit margin (for this purpose, “reasonable costs” means such costs as confirmed by both parties after negotiations).

The Ancillary Telecommunications Services Framework Agreement will expire on 31 December 2012. The Company and China Telecommunications Corporation agreed on 22 August 2012 to renew the Ancillary Telecommunications Services Framework Agreement in accordance with its provisions for a further term of three years expiring on 31 December 2015. No later than 30 days prior to the expiry of the Ancillary Telecommunications Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Ancillary Telecommunications Services Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

Interconnection Settlement Agreement

Pursuant to the Interconnection Settlement Agreement, the telephone operator connecting a telephone call made to its local access network shall be entitled to receive from the operator from which the telephone call originated a fee prescribed by the Ministry of Industry and Information Technology from time to time, which is currently RMB0.06 per minute. Interconnection charges are RMB0.06 per minute for local calls originated from the Group to China Telecommunication Corporation. The settlement regions include Beijing Municipality, Tianjin Municipality, Hebei Province, Heilongjiang Province, Jilin Province, Liaoning Province, Shanxi Province, Henan Province, Shandong Province, Inner Mongolia Autonomous Region and Xizang Autonomous Region.

The Interconnection Settlement Agreement will expire on 31 December 2012. The Company and China Telecommunications Corporation agreed on 22 August 2012 to renew the Interconnection Settlement Agreement in accordance with its provisions for a further term of three years expiring on 31 December 2015. No later than 30 days prior to the expiry of the Interconnection Settlement Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Interconnection Settlement Agreement, and the parties shall consult and decide on matters relating to such renewal. In addition, the Company and China Telecommunications Corporation have agreed that interconnection settlement charges will be calculated according to the rules and regulations of the relevant telecommunications regulators. If the telecommunications regulators amend existing, or promulgate new rules or regulations in respect of interconnection settlement, the parties shall apply such amended or new rules and regulations as acknowledged by both parties.

Community Services Framework Agreement

Pursuant to the Community Services Framework Agreement, China Telecommunications Corporation and/or its associates provide the Group with community services such as culture, education, property management, vehicle service, health and medical care, hotel and conference service, community and sanitary service. The community services under the Community Services Framework Agreement are provided at:

(1)	the government-prescribed prices (if any);

(2)	where there are no government-prescribed prices but there are government-guided prices, the government-guided prices;

(3)	where there are neither government-prescribed prices nor government-guided prices, the market prices. Market prices shall mean the prices at which the same type of services are provided by Independent Third Parties in the ordinary course of business; or

(4)	where none of the above is applicable, the prices are to be agreed between the parties based on the reasonable costs incurred in providing the services plus reasonable profit margin (for this purpose, “reasonable costs” means such costs as confirmed by both parties after negotiations).

The Community Services Framework Agreement will expire on 31 December 2012. The Company and China Telecommunications Corporation agreed on 22 August 2012 to renew the Community Services Framework Agreement in accordance with its provisions for a further term of three years expiring on 31 December 2015. No later than 30 days prior to the expiry of the Community Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Community Services Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

Centralised Services Agreement

Pursuant to the Centralised Services Agreement, centralised services include centralised business management and operational services provided by the Group to China Telecommunications Corporation in relation to key corporate customers, its network management centre and business support centre. Centralised services also include the provision of certain premises by China Telecommunications Corporation to the Group and the common use of international telecommunications facilities by both parties.

In accordance with the Centralised Services Agreement, the aggregate costs incurred by the Group and China Telecommunications Corporation for the provision of management and operation services will be apportioned between the Group and China Telecommunications Corporation on a pro rata basis according to the revenues generated by each party. Where the Group uses the premises provided by China Telecommunications Corporation, the Group will pay premises usage fees to China Telecommunications Corporation on a pro rata basis according to the apportioned actual area allocated to the Group. The premises usage fees shall be determined through negotiation between the two parties based on to comparable market rates. When both parties use international telecommunications facilities provided by third parties and accept services by such third parties (for example, restoration maintenance costs, the annual utilisation fee and related service costs) and when both parties use the international telecommunications facilities of China Telecommunications Corporation, the associated costs shall be shared on a pro rata basis according to volume of the inbound and outbound voice calls to and from international regions, Hong Kong, Macau and Taiwan originating from each party divided by the proportion of the aggregate volume of the inbound and outbound voice calls to and from international regions, Hong Kong, Macau and Taiwan originating from both parties. When the two parties use international telecommunications facilities provided by a third party and accept restoration maintenance costs, such fees shall be determined according to the actual utilisation fee of each year. The utilisation fee associated with the shared use of the international telecommunications facilities provided by China Telecommunications Corporation shall be determined through negotiation between the two parties based on market rates.

The Centralised Services Agreement will expire on 31 December 2012. The Company and China Telecommunications Corporation agreed on 22 August 2012 to renew the Centralised Services Agreement in accordance with its provisions for a further term of three years expiring on 31 December 2015. No later than 30 days prior to the expiry of the Centralised Services Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Centralised Services Agreement, and the parties shall consult and decide on matters relating to such renewal.

Property Leasing Framework Agreement

Pursuant to the Property Leasing Framework Agreement, the Group and China Telecommunications Corporation and/or its associates can lease properties from the other party for use as business premises, offices, equipment storage facilities and sites for network equipment. The rental charges under the Property Leasing Framework Agreement shall be determined according to market rates with reference to the standards set forth by local price authorities. The rental charges are subject to review every three years.

The Property Leasing Framework Agreement will expire on 31 December 2012. The Company and China Telecommunications Corporation agreed on 22 August 2012 to renew the Property Leasing Framework Agreement in accordance with its provisions for a further term of three years expiring on 31 December 2015. No later than 30 days prior to the expiry of the Property Leasing Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Property Leasing Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

IT Services Framework Agreement

Pursuant to the IT Services Framework Agreement, the Group and China Telecommunications Corporation and/or its associates can provide the other party with information technology services, including office automation and software testing. Each of the Group and China Telecommunications Corporation and/or its associates is entitled to participate in bidding for the right to provide information technology services to the other party in accordance with the IT Service Framework Agreement. The charges payable for such services shall be determined by reference to the market rates or rates obtained through a tender process. If the terms offered by the Group or China Telecommunications Corporation and/or its associates are no less favourable than those offered by an Independent Third Party provider, the Group or China Telecommunications Corporation and/or its associates may award the tender to the other party.

The IT Services Framework Agreement will expire on 31 December 2012. The Company and China Telecommunications Corporation agreed on 22 August 2012 to renew the IT Services Framework Agreement in accordance with its provisions for a further term of three years expiring on 31 December 2015. No later than 30 days prior to the expiry of the IT Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the IT Services Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

Supplies Procurement Services Framework Agreement

Pursuant to the Supplies Procurement Services Framework Agreement, China Telecommunications Corporation and/or its associates and the Group provide each other with supplies procurement services, including comprehensive procurement services, the sale of proprietary telecommunications equipment, resale of third-party equipment, management of tenders, verification of technical specifications, storage, and transportation and installation services.

Where the procurement services are provided on an agency basis, the maximum commission for such procurement services shall be calculated at:

(1)	not more than 1% of the contract value for procurement of imported telecommunications supplies; or

(2)	not more than 3% of the contract value for procurement of domestic telecommunications supplies and domestic non-telecommunications supplies.

The services for the provision of supplies procurement other than on an agency basis under the Supplies Procurement Services Framework Agreement are provided at:

(1)	the government-prescribed prices (if any);

(2)	where there are no government-prescribed prices but there are government-guided prices, the government-guided prices;

(3)	where there are neither government-prescribed prices nor government-guided prices, the market prices. Market prices shall mean the price at which the same type of services are provided by Independent Third Parties in the ordinary course of business; or

(4)	where none of the above is applicable, the prices are to be agreed between the parties based on the reasonable costs incurred in providing the services plus reasonable profit margin (for this purpose, “reasonable costs” means such costs as confirmed by both parties after negotiations).

The Supplies Procurement Services Framework Agreement will expire on 31 December 2012. The Company and China Telecommunications Corporation agreed on 22 August 2012 to renew the Supplies Procurement Services Framework Agreement in accordance with its provisions for a further term of three years expiring on 31 December 2015. No later than 30 days prior to the expiry of the Supplies Procurement Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Supplies Procurement Services Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

Reasons for and Benefits of the Transactions Contemplated under the Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement, the Interconnection Settlement Agreement, the Community Services Framework Agreement, the Centralised Services Agreement, the Property Leasing Framework Agreement, the IT Services Framework Agreement and the Supplies Procurement Services Framework Agreement

The historical unique relationship and long-term cooperation between China Telecommunications Corporation and/or its associates and the Group has enabled China Telecommunications Corporation and/or its associates to gain a comprehensive and deep understanding of the Group’s network features and general business needs. Compared to third parties, China Telecommunications Corporation and/or its associates can more aptly ensure that high quality service is provided at a competitive price, thus lowering service costs. The Group will receive high quality service and can effectively lower its operational expenses.

Due to a long-standing and cooperative relationship in the past, China Telecommunications Corporation and/or its associates are more able to meet the needs of the Group and to provide responsive support services in a speedy and stable manner, thereby achieving effective business cooperation and synergies. China Telecommunications Corporation and/or its associates have set up specialised teams dedicated to serving the Group, and made proactive initiatives and technical preparations customised for the development of the Group, with a view to providing the Group with more systematic and efficient services.

REVISION OF 2012 ANNUAL CAPS FOR THE ENGINEERING FRAMEWORK AGREEMENT AND THE ANCILLARY TELECOMMUNICATIONS SERVICES FRAMEWORK AGREEMENT

Engineering Framework Agreement

For the two years ended 31 December 2010 and 2011, the Annual Caps for the transactions contemplated under the Engineering Framework Agreement were RMB7,052 million and RMB8,800 million, respectively (equivalent to approximately HKD8,642 million and HKD10,784 million, respectively). For the year ending 31 December 2012, the Annual Cap for the transactions contemplated under such agreement shall be RMB8,800 million (equivalent to approximately HKD10,784 million).

The increase in Annual Cap for the year ending 31 December 2012 in relation to the Engineering Framework Agreement is mainly attributable to the increase in the capital expenditure level associated with the continuing optical fibre network upgrade during the period and the expected accompanying growth of the engineering projects.

Accordingly, the Company has decided to increase the Annual Cap for the transactions contemplated under the Engineering Framework Agreement for the year ending 31 December 2012 to RMB11,000 million (equivalent to approximately HKD13,480 million). All terms and conditions of the Engineering Framework Agreement shall remain unchanged and valid.

For the year ended 31 December 2011, the amount paid by the Group to China Telecommunications Corporation and/or its associates under the Engineering Framework Agreement was approximately RMB8,293 million (equivalent to approximately HKD10,163 million). From 1 January 2012 to 30 June 2012, the amount paid by the Group to China Telecommunications Corporation and/or its associates under the Engineering Framework Agreement was approximately RMB4,833 million (equivalent to approximately HKD5,923 million). From 1 January 2012 to the date hereof, the amount paid by the Group to China Telecommunications Corporation and/or its associates under the Engineering Framework Agreement has not exceeded the pre-determined Annual Cap.

Ancillary Telecommunications Services Framework Agreement

For the two years ended 31 December 2010 and 2011, the Annual Caps for the transactions contemplated under the Ancillary Telecommunications Services Framework Agreement were RMB7,700 million and RMB9,000 million, respectively (equivalent to approximately HKD9,436 million and HKD11,029 million, respectively). For the year ending 31 December 2012, the Annual Cap for the transactions contemplated under such agreement shall be RMB9,000 million (equivalent to approximately HKD11,029 million).

The increase in the Annual Caps for the year ending 31 December 2012 in relation to the Ancillary Telecommunications Services Framework Agreement is mainly attributable to the continuing expansion of the Company’s operation along with the further development of the Company’s full service, and also the anticipated increase in expenditures on customer services, and repair and maintenance services.

Accordingly, the Company has decided to increase the Annual Cap for the transactions contemplated under the Ancillary Telecommunications Services Framework Agreement for the year ending 31 December 2012 to RMB10,500 million (equivalent to approximately HKD12,868 million). All terms and conditions of the Ancillary Telecommunications Services Framework Agreement shall remain unchanged and valid.

For the year ended 31 December 2011, the amount paid by the Group to China Telecommunications Corporation and/or its associates under the Ancillary Telecommunications Services Framework Agreement was approximately RMB7,878 million (equivalent to approximately HKD9,654 million). From 1 January 2012 to 30 June 2012, the amount paid by the Group to China Telecommunications Corporation and/or its associates under the Ancillary Telecommunications Services Framework Agreement was approximately RMB4,665 million (equivalent to approximately HKD5,717 million). From 1 January 2012 to the date hereof, the amount paid by the Group to China Telecommunications Corporation and/or its associates under the Ancillary Telecommunications Services Framework Agreement has not exceeded the pre-determined Annual Caps.

When determining the above Revised Annual Caps, the Board has considered: (i) the historical amount paid by the Group to China Telecommunications Corporation and/or its associates under the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement for the year of 2011 and for the period from 1 January 2012 to the date hereof; (ii) the existing business scale and operations of the Company together with the latest business plans for the year ending on 31 December 2012; and (iii) the expected rapid development of full services.

THE REVISED ANNUAL CAPS AND THE RENEWED ANNUAL CAPS

Under Rule 14A.35(2) of the Listing Rules, in respect of a continuing connected transaction which is not fully exempted, a cap must be set and disclosed. The historical amounts, the Renewed Annual Caps or the Revised Annual Caps (as the case may be) for the four years ending 31 December 2012, 2013, 2014 and 2015 for each of the transactions contemplated under the Agreements are set out below:

Agreements	Audited historical amount for the year ended 31 December 2010	Audited historical amount for the year ended 31 December 2011	Unaudited historical amount for the period from 1 January to 30 June 2012	Annual Caps for the year ending 31 December 2012	Revised Annual Caps for the year ending 31 December 2012	Renewed Annual Caps for the year ending 31 December 2013	Renewed Annual Caps for the year ending 31 December 2014	Renewed Annual Caps for the year ending 31 December 2015

Engineering Framework Agreement	RMB6,415 million (equivalent to HKD7,862 million)	RMB8,293 million (equivalent to HKD10,163 million)	RMB4,833 million (equivalent to HKD5,923 million)	RMB8,800 million (equivalent to HKD10,784 million)	RMB11,000 million (equivalent to HKD13,480 million)	RMB16,000 million (equivalent to HKD19,608 million)	RMB16,000 million (equivalent to HKD19,608 million)	RMB16,000 million (equivalent to HKD19,608 million)

Ancillary Telecommunications Services Framework Agreement	RMB6,838 million (equivalent to HKD8,380 million)	RMB7,878 million (equivalent to HKD9,654 million)	RMB4,665 million (equivalent to HKD5,717 million)	RMB9,000 million (equivalent to HKD11,029 million)	RMB10,500 million (equivalent to HKD12,868 million)	RMB14,000 million (equivalent to HKD17,157 million)	RMB15,000 million (equivalent to HKD18,382 million)	RMB16,000 million (equivalent to HKD19,608 million)

Agreements	Audited historical amount for the year ended 31 December 2010	Audited historical amount for the year ended 31 December 2011	Unaudited historical amount for the period from 1 January to 30 June 2012	Annual Caps for the year ending 31 December 2012	Revised Annual Caps for the year ending 31 December 2012	Renewed Annual Caps for the year ending 31 December 2013	Renewed Annual Caps for the year ending 31 December 2014	Renewed Annual Caps for the year ending 31 December 2015

Interconnection Settlement Agreement	RMB516 million (equivalent to HKD632 million)	RMB450 million (equivalent to HKD551 million)	RMB196 million (equivalent to HKD240 million)	RMB1,000 million (equivalent to HKD1,225 million)	Not applicable	RMB1,000 million (equivalent to HKD1,225 million)	RMB1,000 million (equivalent to HKD1,225 million)	RMB1,000 million (equivalent to HKD1,225 million)

Community Services Framework Agreement	RMB2,185 million (equivalent to HKD2,678 million)	RMB2,362 million (equivalent to HKD2,895 million)	RMB1,144 million (equivalent to HKD1,402 million)	RMB2,900 million (equivalent to HKD3,554 million)	Not applicable	RMB3,500 million (equivalent to HKD4,289 million)	RMB3,800 million (equivalent to HKD4,657 million)	RMB4,000 million (equivalent to HKD4,902 million)

Centralised Services Agreement	RMB466 million (equivalent to HKD571 million)	RMB625 million (equivalent to HKD766 million)	RMB275 million (equivalent to HKD337 million)	RMB800 million (equivalent to HKD980 million)	Not applicable	RMB800 million (equivalent to HKD980 million)	RMB900 million (equivalent to HKD1,103 million)	RMB1,000 million (equivalent to HKD1,225 million)

Property Leasing Framework Agreement	RMB413 million (equivalent to HKD506 million)	RMB412 million (equivalent to HKD505 million)	RMB193 million (equivalent to HKD237 million)	RMB600 million (equivalent to HKD735 million)	Not applicable	RMB800 million (equivalent to HKD980 million)	RMB850 million (equivalent to HKD1,042 million)	RMB900 million (equivalent to HKD1,103 million)

IT Services Framework Agreement	Amount payable by the Group: RMB556 million (equivalent to HKD681 million)	Amount payable by the Group: RMB692 million (equivalent to HKD848 million)	Amount payable by the Group: RMB250 million (equivalent to HKD306 million)	Amount payable by the Group: RMB1,200 million (equivalent to HKD1,471 million)	Not applicable	Amount payable by the Group: RMB1,300 million (equivalent to HKD1,593 million)	Amount payable by the Group: RMB1,400 million (equivalent to HKD1,716 million)	Amount payable by the Group: RMB1,500 million (equivalent to HKD1,838 million)

	Amount payable by China Telecommunications Corporation and/or its associates: RMB295 million (equivalent to HKD362 million)	Amount payable by China Telecommunications Corporation and/ or its associates: RMB365 million (equivalent to HKD447 million)	Amount payable by China Telecommunications Corporation and/ or its associates: RMB132 million (equivalent to HKD162 million)	Amount payable by China Telecommunications Corporation and/or its associates: RMB500 million (equivalent to HKD613 million)	Not applicable	Amount payable by China Telecommunications Corporation and/ or its associates: RMB500 million (equivalent to HKD613 million)	Amount payable by China Telecommunications Corporation and/ or its associates: RMB600 million (equivalent to HKD735 million)	Amount payable by China Telecommunications Corporation and/or its associates: RMB700 million (equivalent to HKD858 million)

Supplies Procurement Services Framework Agreement	Amount payable by the Group: RMB2,215 million (equivalent to HKD2,714 million)	Amount payable by the Group: RMB2,764 million (equivalent to HKD3,387 million)	Amount payable by the Group: RMB1,521 million (equivalent to HKD1,864 million)	Amount payable by the Group: RMB3,800 million (equivalent to HKD4,657 million)	Not applicable	Amount payable by the Group: RMB4,500 million (equivalent to HKD5,515 million)	Amount payable by the Group: RMB5,000 million (equivalent to HKD6,127 million)	Amount payable by the Group: RMB5,500 million (equivalent to HKD6,740 million)

	Amount payable by China Telecommunications Corporation and/ or its associates: RMB993 million (equivalent to HKD1,217 million)	Amount payable by China Telecommunications Corporation and/ or its associates: RMB1,642 million (equivalent to HKD2,012 million)	Amount payable by China Telecommunications Corporation and/ or its associates: RMB1,241 million (equivalent to HKD1,521 million)	Amount payable by China Telecommunications Corporation and/ or its associates: RMB3,000 million (equivalent to HKD3,676 million)	Not applicable	Amount payable by China Telecommunications Corporation and/ or its associates: RMB4,500 million (equivalent to HKD5,515 million)	Amount payable by China Telecommunications Corporation and/ or its associates: RMB5,000 million (equivalent to HKD6,127 million)	Amount payable by China Telecommunications Corporation and/ or its associates: RMB5,500 million (equivalent to HKD6,740 million)

As far as the Directors are aware, none of the Annual Caps for the year ending 31 December 2012 has been exceeded as at the date of this announcement. Each of the Annual Caps of the Agreements for the three years ending 31 December 2013, 2014 and 2015 have been determined by reference to the anticipated increase in the Company’s network assets including the capital expenditure that is to be incurred on, among other things, the optical fibre network upgrade projects and the CDMA Network optimisation and capacity expansion projects after the completion of the proposed Acquisition. Apart from that, the Company also

The increase in the Annual Caps for the three years ending on 31 December 2013, 2014 and 2015 compared to the revised Annual Cap for the year ending 31 December 2012 in relation to the Engineering Framework Agreement is mainly attributable to the expected material increase in the design, construction and supervision services that China Telecommunications Corporation and/or its associates provide to the Group following the proposed Acquisition to be completed on 31 December 2012.

The increase in the Annual Caps for the three years ending on 31 December 2013, 2014 and 2015 in relation to the Ancillary Telecommunications Services Framework Agreement is mainly attributable to the anticipated increase in expenditures on repair and maintenance services and other customer services such as customers acquisition to be provided by China Telecommunications Corporation and/or its associates as a result of the continuing expansion of the Company’s operation along with the further development of the Company’s full services. Especially, the increase in the Annual Cap for the year ending 31 December 2013 over the revised Annual Cap for the year ending 31 December 2012 was determined after taking into consideration of the proposed Acquisition which, if completed on 31 December 2012, is expected to result in a material increase in expenditures on repair and maintenance services of the Company in 2013.

The increase in the Annual Caps for the three years ending 31 December 2013, 2014 and 2015 in relation to the Community Services Framework Agreement is mainly attributable to the increase in the community services, such as safety and security management following the completion of the Acquisition and the Company’s business development.

The increase in the Annual Caps for the three years ending 31 December 2013, 2014 and 2015 in relation to the Centralised Services Agreement is mainly attributable to anticipated increase in the centralised services due to the Company’s business development.

The increase in the Annual Caps for the three years ending 31 December 2013, 2014 and 2015 in relation to the Property Leasing Framework Agreement is mainly attributable to the continuing expansion of the Company’s operation and the rising rental charges. As the Company will lease certain properties from China Telecommunications Corporation and/or its associates which are not included in the Acquisition, it is expected that the demand for property leasing services following the completion of the Acquisition will increase.

The increase in the Annual Caps for the three years ending 31 December 2013, 2014 and 2015 in relation to the IT Services Framework Agreement, including the provision of, among others, information technology services by the Group to China Telecommunications Corporation and/or its associates and vice versa, is mainly attributable to the increase in mutual demand for IT services as a result of the further optimisation of the Company’s IT system, the development of applicable management system for the new business model and the expansion of the Company’s application of informatisation services.

The increase in the Annual Caps for the three years ending 31 December 2013, 2014 and 2015 in relation to the Supplies Procurement Services Framework Agreement is mainly attributable to the anticipated increase in capital expenditure in the future three years resulting in a corresponding increase in telecommunications procurement services, and the number of mobile terminals and telecommunications supplies sold through China Telecommunications Corporation and/or its associates are expected to increase.

CONNECTION BETWEEN THE PARTIES AND HONG KONG LISTING RULES IMPLICATIONS

As China Telecommunications Corporation is the Company’s controlling shareholder, holding 70.89% of the issued share capital of the Company, China Telecommunications Corporation is a connected person of the Company and the transactions contemplated under the Agreements constitute continuing connected transactions of the Company for the purpose of Chapter 14A of the Listing Rules.

As each of the applicable percentage ratios (other than the profits ratio) of the Revised Annual Caps which are applicable to the transactions contemplated under the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement for the year ending 31 December 2012, calculated on an annual basis, is above 0.1% but less than 5%, pursuant to Rule 14A.34 of the Listing Rules, the Revised Annual Caps are only subject to the reporting, announcement and annual review requirements, but are exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

As certain applicable percentage ratios (other than the profits ratio) of the Renewed Annual Caps for the transactions contemplated under the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement for each of the years ending 31 December 2013, 2014 and 2015 are expected to exceed the 5% threshold under Chapter 14A of the Listing Rules, such continuing connected transactions will fall under Rule 14A.35 of the Listing Rules and are subject to the reporting, announcement, annual review and independent shareholders’ approval requirements contained in Chapter 14A of the Listing Rules.

As each of the applicable percentage ratios (other than the profits ratio) of the Renewed Annual Caps for the transactions contemplated under the Interconnection Settlement Agreement, the Community Services Framework Agreement, the Centralised Services Agreement, the Property Leasing Framework Agreement, the IT Services Framework Agreement and the Supplies Procurement Services Framework Agreement for each of the years ending 31 December 2013, 2014 and 2015 is expected to be above 0.1% but less than 5%, such continuing connected transactions will fall under Rule 14A.34 of the Listing Rules and are subject to the reporting, announcement and annual review requirements, but are exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

Details of the above Agreements will be disclosed in the Company’s next published annual report and accounts, as required under Rules 14A.45 and 14A.46 of the Listing Rules.

BOARD OPINION

The Board has passed resolutions to approve, amongst others, the renewal of the Agreements. Save for Mr. Wang Xiaochu and Mr. Yang Jie, who have been recently appointed as directors of China Telecommunications Corporation and have therefore voluntarily abstained from voting on, the relevant board resolutions in respect of amongst others, the renewal of the Agreements, none of the Directors had a material interest in the transactions contemplated under the Agreements and no Director was required to abstain from voting on the relevant board resolutions to approve the renewal of the Agreements.

The Board (excluding the members of the Independent Board Committee, the opinion of which, after taking into account of the advice from the Independent Financial Adviser, will be included in the circular to be despatched to the shareholders of the Company) is of the view that the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement, and the transactions contemplated thereunder have been entered into in the ordinary and usual course of business of the Group, that they are on normal commercial terms, that they have been implemented in accordance with the terms contained therein, and that the terms, as well as the Renewed Annual Caps applicable thereto, are fair and reasonable and are in the interests of the Company and its shareholders as a whole.

The Board (including the independent non-executive Directors of the Company) is of the view that the Engineering Framework Agreement and the Ancillary Telecommunications, and the transactions contemplated thereunder have been entered into in the ordinary and usual course of business of the Group, that they are on normal commercial terms, and that they have been implemented in accordance with the terms contained therein, and that the terms, as well as the Revised Annual Caps applicable thereto, are fair and reasonable and are in the interests of the Company and its shareholders as a whole.

The Board (including the independent non-executive Directors of the Company) is of the view that the Interconnection Settlement Agreement, the Community Services Framework Agreement, the Centralised Services Agreement, the Property Leasing Framework Agreement, the IT Services Framework Agreement and the Supplies Procurement Services Framework Agreement, and the transactions contemplated thereunder have been entered into in the ordinary and usual course of business of the Group, that they are on normal commercial terms, that they have been implemented in accordance with the terms contained therein, and that the terms, as well as the Renewed Annual Caps applicable thereto, are fair and reasonable and are in the interests of the Company and its shareholders as a whole.

THE EGM

Reference is also made to the announcement of the Company dated 22 August 2012 in relation to the major transaction and connected transaction in respect of the acquisition of certain CDMA network assets and associated liabilities by the Company. The Company and China Telecommunications Corporation entered into an acquisition agreement, pursuant to which the Company has agreed to purchase, and China Telecommunications Corporation has agreed to sell, certain CDMA network assets and their associated liabilities located in 30 provinces, municipalities and autonomous regions (which do not include Xizang Autonomous Region).

The EGM will be convened to consider and, if thought fit, to approve, among other things, the Acquisition, the renewal of the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement, and the Renewed Annual Caps applicable thereto. Pursuant to Rule 14A.54 of the Listing Rules, any connected person and any shareholder and its associates with a material interest in relevant continuing connected transactions are required to abstain from voting on the relevant resolution at the EGM. Accordingly, China Telecommunications Corporation and its associates are required to abstain from voting on the resolutions at the EGM.

An Independent Board Committee, comprising all of the independent non-executive Directors of the Company, namely Mr. Wu Jichuan, Mr. Qin Xiao, Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura and Mr. Xu Erming, has been formed to advise the Independent Shareholders in respect of, among other things, the renewal of the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement, and the Renewed Annual Caps applicable thereto. The Company has appointed CICC as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders on, among other things, the renewal of the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement, and the Renewed Annual Caps applicable thereto.

A circular containing, among other things, (i) the Acquisition; (ii) details of the renewal of the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement, and the Renewed Annual Caps applicable thereto; (iii) a letter from the Independent Board Committee containing its recommendations to the Independent Shareholders; (iv) a letter from the Independent Financial Adviser containing its advice to the Independent Board Committee and the Independent Shareholders; and (v) the notice of the EGM, will be despatched to the Shareholders of the Company on or before 31 August 2012.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“Acquisition”	the acquisition of certain assets relating to the CDMA network and associated liabilities under the acquisition agreement dated 22 August 2012 entered into between the Company (as purchaser) and China Telecommunications Corporation (as vendor), details of which are set out in the announcement of the Company dated 22 August 2012

“Agreements”	the Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement, the Interconnection Settlement Agreement, the Community Services Framework Agreement, the Centralised Services Agreement, the Property Leasing Framework Agreement, the IT Services Framework Agreement and the Supplies Procurement Services Framework Agreement

“Ancillary Telecommunications Services Framework Agreement”	the Ancillary Telecommunications Services Framework Agreement between the Company and China Telecommunications Corporation, as amended by its supplemental agreements from time to time and as renewed on 25 August 2010 with expiration on 31 December 2012

“Annual Caps”	the maximum aggregate annual values

“associate”	has the meaning ascribed to it in the Listing Rules

“Board”	the board of Directors of the Company

“Centralised Services Agreement”	the Centralised Services Agreement between the Company and China Telecommunications Corporation, as amended by its supplemental agreements from time to time and as renewed on 25 August 2010 with expiration on 31 December 2012

“China Telecommunications Corporation”	China Telecommunications Corporation (中國電信集團公司), a state-owned enterprise established under the laws of the PRC on 17 May 2000 and the controlling shareholder of the Company, with its principal business being the investment holding of companies primarily involved in the provision of telecommunications services in the PRC, the provision of specialised telecommunication support services and other businesses

“Community Services Framework Agreement”	the Community Services Framework Agreement between the Company and China Telecommunications Corporation, as amended by its supplemental agreements from time to time and as renewed on 25 August 2010 with expiration on 31 December 2012

“Company”	China Telecom Corporation Limited (中國電信股份有限公司), a joint stock limited company, listed on the main board of the Stock Exchange, incorporated in the PRC with limited liability on 10 September 2002 and whose principal business includes basic telecommunications businesses such as the provision of fixed telecommunications services and mobile telecommunications services, and value-added telecommunications businesses such as Internet connection services business and information service business

“connected person”	has the meaning ascribed to it in the Listing Rules

“controlling shareholder”	has the meaning ascribed to it in the Listing Rules

“Directors”	the directors of the Company

“EGM”	the extraordinary general meeting of the Company to be convened, the notice of which will be set out in the circular, or any adjournment thereof

“Engineering Framework Agreement”	the Engineering Framework Agreement between the Company and China Telecommunications Corporation, as amended by its supplemental agreements from time to time and as renewed on 25 August 2010 with expiration on 31 December 2012

“Group”	the Company, together with all of its subsidiaries

“HK$” or “HKD”	Hong Kong Dollars, the lawful currency of Hong Kong. For reference only, the amounts in Hong Kong Dollars set out in this announcement are translated from Renminbi at HKD1.00 = RMB0.816. Such translation should not be construed as representations that the amounts in one currency actually represent, or could be converted into, the amounts in another currency at the rate indicated, or at all

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Independent Board Committee”	an independent board committee, comprising all of the independent non-executive Directors of the Company, namely Mr. Wu Jichuan, Mr. Qin Xiao, Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura and Mr. Xu Erming, formed to advise the Independent Shareholders in respect of, amongst others, the renewal of the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement

“Independent Financial Adviser” or “CICC”	China International Capital Corporation Hong Kong Securities Limited, acting as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of, amongst others, the renewal of the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement

“Independent Shareholders”	shareholders of the Company other than China Telecommunications Corporation and its associates

“Independent Third Party”	an entity which is independent of and not connected to the Company or its connected persons, and which is not a connected person of the Company

“Interconnection Settlement Agreement”	the interconnection settlement agreement between the Company and China Telecommunications Corporation, as amended by its supplemental agreements from time to time and as renewed on 25 August 2010 with expiration on 31 December 2012

“IT Services Framework Agreement”	the IT Services Framework Agreement between the Company and China Telecommunications Corporation, as amended by its supplemental agreements from time to time and as renewed on 25 August 2010 with expiration on 31 December 2012

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Macau”	Macau Special Administrative Region of the PRC

“PRC”	the People’s Republic of China (excluding, for the purposes of this announcement, Hong Kong, Macau and Taiwan)

“Property Leasing Framework Agreement”	the Property Leasing Framework Agreement between the Company and China Telecommunications Corporation, as amended by its supplemental agreements from time to time and as renewed on 25 August 2010 with expiration on 31 December 2012

“Renewed Annual Caps”	the renewed Annual Caps for the continuing connected transactions contemplated under the Agreements for the three years ending 31 December 2013, 2014 and 2015

“Revised Annual Caps”	the adjusted Annual Caps for the continuing connected transactions contemplated under the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement for the year ending 31 December 2012

“RMB”	Renminbi, the lawful currency of the PRC

“SFO”	Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong)

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Supplies Procurement Services Framework Agreement”	the Supplies Procurement Services Agreement between the Company and China Telecommunications Corporation, as amended by its supplemental agreements from time to time and as renewed on 25 August 2010 with expiration on 31 December 2012

By Order of the Board

China Telecom Corporation Limited Wang Xiaochu
Chairman and Chief Executive Officer

Beijing, PRC, 22 August 2012

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the Board consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Yang Jie as the president and chief operating officer, Madam Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping, Mr. Yang Xiaowei, Mr. Sun Kangmin and Mr. Ke Ruiwen as the executive vice presidents, and Mr. Wu Jichuan, Mr. Qin Xiao, Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming as the independent non-executive directors.

Exhibit 1.4

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 728)

RESIGNATION AND PROPOSED

APPOINTMENT OF NON-EXECUTIVE DIRECTOR

The board of directors (the “Board”) of China Telecom Corporation Limited (the “Company”) announces that due to his age, Mr. Li Jinming has retired from his position as the non-executive director of the Company with effect from 22 August 2012. Mr. Li has confirmed that he has no disagreement with the Board and did not have any matters in relation to his retirement that should be brought to the attention of the shareholders of the Company. The Board would like to express its sincere gratitude to Mr. Li Jinming for his valuable contribution to the Company during his tenure of office. Meanwhile, the Board also proposes that Mr. Chen Liangxian to be appointed by the shareholders of the Company as the non-executive director of the Company.

Mr. Chen Liangxian, aged 49, is an economist and completed the post-graduate program in law from the Guangdong Academy of Social Sciences. He is currently the Chairman of Guangdong Rising Assets Management Co., Ltd (one of the domestic shareholders of the Company). He served as the Chairman and General Manager of Guangdong Materials Group Corporation, the Office Deputy Director, Assistant to General Manager and Deputy General Manager of Guangdong Materials Management Corporation, Deputy Director General and Director General of Guangdong Huilai County Commercial Bureau, General Manager of Business Cooperative Corporation and Manager of Guangdong Province Huilai County Overseas Chinese Commodities Supply Company. Mr. Chen has 30 years of experience in enterprise management. He was awarded the Guangdong Province May 1st Labour Medal in 2007 and the National May 1st Labour Medal in 2012.

Save as disclosed in this announcement, Mr. Chen Liangxian did not hold any directorship in any other listed companies nor take up any post in any affiliated companies of the Company in the past three years, nor have any relationship with any other director, supervisor, senior management, substantial shareholder or controlling shareholder of the Company. Furthermore, Mr. Chen does not have any equity interest in the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong. Save as disclosed herein, there is no other information relating to the proposed appointment of Mr. Chen that shall be disclosed pursuant to Rule 13.51(2)(h)to(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor any matters which need to be brought to the attention of the shareholders of the Company.

D-1

The proposed appointment of Mr. Chen Liangxian as the non-executive director of the Company will be submitted to an extraordinary general meeting for approval by the shareholders of the Company. A notice of extraordinary general meeting, which contains, among others, the details of such appointment will be despatched to the shareholders of the Company in due course.

By Order of the Board China Telecom Corporation Limited Wang Xiaochu Chairman and Chief Executive Officer

Beijing, PRC, 22 August 2012

As of the date of this announcement, the Board consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Yang Jie as the president and chief operating officer, Madam Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping, Mr. Yang Xiaowei, Mr. Sun Kangmin and Mr. Ke Ruiwen as the executive vice presidents, and Mr. Wu Jichuan, Mr. Qin Xiao, Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming as the independent non-executive directors.

D-2

Exhibit 1.5

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 728)

RESIGNATION AND PROPOSED APPOINTMENT OF SUPERVISORS

The board of directors (the “Board”) of China Telecom Corporation Limited (the “Company”) announces that due to his age, Mr. Miao Jianhua has retired from his position as the supervisor of the Company and due to a change in job responsibility, Mr. Xu Cailiao and Madam Han Fang have also resigned from their positions as the supervisors of the Company with effect from 22 August 2012. Mr. Miao Jianhua, Mr. Xu Cailiao and Madam Han Fang have confirmed that they have no disagreement with the Board and did not have any matters in relation to their resignation that should be brought to the attention of the shareholders of the Company. The Board would like to express its sincere gratitude to Mr. Miao Jianhua, Mr. Xu Cailiao and Madam Han Fang for their valuable contribution to the Company during their tenure of office. Meanwhile, Mr. Shao Chunbao and Mr. Hu Jing have been nominated as the supervisors of the Company. The Company will seek approval for the proposed appointment from the shareholders of the Company at an extraordinary general meeting. A notice of extraordinary general meeting which contains, among others, the details of such appointment will be despatched to the shareholders of the Company in due course.

Mr. Shao Chunbao, aged 54, is currently the head of the Discipline Inspection Division of China Telecommunications Corporation. Mr. Shao received a doctorate degree from the Huazhong University of Science and Technology. He served as Deputy Office Director and Deputy Director of the Scientific Research Division of the Shanxi Taiyuan Municipal Party School, Director level Secretary in the General Office of CPC Committee of Shanxi Province, Director level investigator of the Organisation Department of the Central Committee of CPC, Deputy Director General of the Departmental Affairs Management Division of the Central Committee of CPC, Deputy Secretary of the Municipal Party Committee of Jiujiang, Jiangxi Province, Deputy Secretary of the Discipline Commission and Director General of the Inspection Bureau of the State Owned Assets Supervision and Administration of the State Council. Mr. Shao has extensive government work experience and management experience.

Mr. Hu Jing, aged 37, is currently the Deputy Director in the audit department of the Company. Mr. Hu received a bachelor’s degree in accounting from the Xi’an University of Finance and Economics in 1997 and a master’s degree in business administration from the Northwest University in 2003. Mr. Hu served at various financial and auditing positions at Shaanxi Telecom Company Limited and China Telecommunications Corporation. He is a member of the Chinese Institute of Certified Public Accountants and senior accountant with 15 years of experience in finance and auditing.

E-1

Save as disclosed in this announcement, Mr. Shao Chunbao and Mr. Hu Jing did not hold any directorship in any other listed companies nor take up any post in any affiliated companies of the Company in the past three years, nor have any relationship with any other director, supervisor, senior management, substantial shareholder or controlling shareholder of the Company. Furthermore, Mr. Shao Chunbao and Mr. Hu Jing do not have any equity interest in the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong. Save as disclosed herein, there is no other information relating to the proposed appointment of Mr. Shao Chunbao and Mr. Hu Jing that shall be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor any matters which need to be brought to the attention of the shareholders of the Company.

By Order of the Board China Telecom Corporation Limited Wang Xiaochu Chairman and Chief Executive Officer

Beijing, PRC, 22 August 2012

As of the date of this announcement, the Board consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Yang Jie as the president and chief operating officer, Madam Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping, Mr. Yang Xiaowei, Mr. Sun Kangmin and Mr. Ke Ruiwen as the executive vice presidents, and Mr. Wu Jichuan, Mr. Qin Xiao, Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming as the independent non-executive directors.

E-2